Filed Pursuant to Rule 424(b)(5)
Registration No. 333-39144

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 2, 2001

Danielson Holding Corporation

UP TO 27,438,118 SHARES OF COMMON STOCK

     We are conducting a rights offering and issuing at no charge one non-transferable warrant with respect to each share of our common stock outstanding as of the close of business on May 17, 2004. Holders of warrants will be entitled to purchase 0.75 shares of our common stock for every warrant held at an exercise price of $1.53 per share. If other holders of warrants do not fully exercise their warrants, you may be able to purchase additional shares at the exercise price. This is your oversubscription privilege. If all of the warrants are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $41,980,321.

     The warrants are exercisable beginning on the date of this prospectus supplement and will expire if they are not exercised by 5:00 p.m., New York City time, on June 9, 2004, unless extended by us from time to time in our sole discretion. Warrants that are not exercised by the expiration date of the rights offering will expire and will have no value. Warrants are not separately transferable. You should note that immediately available funds must be received by the expiration date for an exercise to be valid. Although personal checks will be accepted, if they have not cleared by the expiration date the exercise will not be valid. See “The Rights Offering” for more information on how to exercise your warrants. Holders who exercise their warrants will not be entitled to revoke their exercise. Holders who do not exercise their warrants will relinquish any value inherent in the warrants and their relative ownership level of our outstanding common stock will decrease.

     In order to avoid an “ownership change” for federal income tax purposes, our certificate of incorporation prohibits any person from becoming a holder of 5% or more of our outstanding common stock, except under limited circumstances. Consequently, there are limitations on the exercise of the warrants as described in this prospectus.

     In order to avoid an “ownership change” for federal income tax purposes, we have implemented certain escrow protection mechanics as follows: (1) by exercising warrants, each holder will represent to us that such holder will not be, after giving effect to the exercise of warrants and oversubscription privileges, an owner of more than 2,850,000 shares of our common stock; (2) if such exercise would result in such holder owning, directly or indirectly, as described in this prospectus supplement, more than 2,850,000 shares of our common stock, such holder must notify the warrant agent, American Stock Transfer & Trust Company, at the telephone number included in this prospectus supplement; (3) if requested, each holder will be required to provide us with additional information regarding the amount of common stock that the holder owns; and (4) we have the right to instruct the warrant agent to refuse to honor such holder’s exercise to the extent such exercise might, in our sole and absolute discretion, result in such holder owning at least 3,201,113 shares, constituting 5% or more of our outstanding common stock. By exercising warrants in the rights offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you. We also have the right, in our sole and absolute discretion, to limit the exercise of warrants, including instructing the warrant agent to refuse to honor any exercise of warrants or oversubscription privileges, by holders of 5% or more of our common stock or persons who would become a 5% holder through the exercise of warrants or oversubscription privileges.

     Our obligation to consummate the rights offering is subject to the conditions described in this prospectus supplement. Our common stock is listed on the American Stock Exchange under the symbol “DHC.” The last reported per share sales price of our common stock, on December 1, 2003, the last day on which trading prices were reported prior to the public announcement of the rights offering, was $1.40. On May 17, 2004, the last reported per share sales price of our common stock was $8.22. We expect that shares of our common stock issued upon the exercise of the warrants will also be listed on the American Stock Exchange under the same symbol. The warrants are not separately transferable from the underlying common stock. Since the warrants will be transferred only together with a transfer of the underlying shares of stock, and are attached to our outstanding shares of stock, the warrants will not be listed for trading on the American Stock Exchange.

       Exercising the warrants requires an investment in our common stock. An investment in our common stock involves risk. You should consider carefully the risk factors beginning on page S-12 of this prospectus supplement before exercising your warrants.

     We reserve the right to cancel the rights offering at any time. If canceled, the exercise price will be promptly returned by mail to exercising holders, without interest or deduction. If the rights offering is canceled, the warrants will not be exercisable and will have no value.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 18, 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the Securities and Exchange Commission. Under the shelf registration process, we may offer from time to time up to 70 million shares of common stock issuable by us upon exercise of non-transferable warrants to be issued to our stockholders, of which this rights offering is a part. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about this rights offering. This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us, our common stock being offered and other information you should know before investing. This prospectus supplement also adds, updates, and changes information contained in the accompanying prospectus. If any information in this prospectus supplement varies with the information in the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

      Unless the context otherwise requires, references in this prospectus supplement to “Danielson,” and “we,” “our,” “us” and similar terms refer to Danielson Holding Corporation and its subsidiaries; references to “NAICC” refer to National American Insurance Company of California and its subsidiaries, references to “ACL” refer to American Commercial Lines LLC and its subsidiaries, and references to “Covanta” refer to Covanta Energy Corporation and its subsidiaries.

S-ii

SUMMARY

About Danielson Holding Corporation

      We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta Energy Corporation in March 2004. We engage in insurance operations through our indirect subsidiaries, National American Insurance Company of California and related entities. We also have investments in companies engaged in the marine transportation and services industry through our investment in ACL. We are the owners of all of the equity interests in ACL. ACL and certain of its related entities are currently subject to Chapter 11 Bankruptcy proceedings.

      Our strategy has been to grow by making strategic acquisitions. Such acquisitions have not and may not complement our existing operations. They also have not and may not be related to our current businesses. As part of this corporate strategy, we have sought acquisition opportunities, such as the recent acquisition of Covanta, which management believes will enable us to earn an attractive return on our investment.

      As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.

      In May 2002, we acquired a 100% ownership interest in ACL, thereby entering into the marine transportation, construction and related service provider businesses. On January 31, 2003, ACL and many of its subsidiaries and its immediate direct parent entity, American Commercial Lines Holdings, LLC, referred to in this prospectus supplement as “ACL Holdings,” filed a petition with the U.S. Bankruptcy Court to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Material uncertainty exists as to the impact of the bankruptcy on our equity interest in ACL upon the conclusion of ACL’s bankruptcy proceeding. While it cannot presently be determined, we believe that our investment in ACL is likely to have little or no value upon the completion of that bankruptcy proceeding. Accordingly, we attribute no value to our investment in ACL on our financial statements. Danielson, NAICC and the other companies in which we have an equity investment, operating in the marine services industries, are not guarantors of ACL’s debt, nor are they contractually liable for any of ACL’s liabilities. See “Risk Factors — ACL Bankruptcy — Specific Risks” for a more complete discussion of the risk associated with our investment in ACL and the value of ACL.

      As a result of the bankruptcy filing, while we continue to exercise influence over the operating and financial policies of ACL through our ownership of all of the equity interests in ACL, we no longer maintain control of ACL. Accordingly, beginning for the year ended December 31, 2003, we account for our investments in ACL, Global Materials Services LLC and Vessel Leasing LLC, entities in which we have an equity investment, using the equity method of accounting. Under the equity method of accounting, we report our share of the equity investees’ income or loss based on our ownership interest. In determining the proper equity method earnings to be recognized for ACL, we do not recognize losses in excess of our investment, carrying value of zero at December 31, 2003, as we are not liable either directly or as guarantor for such losses.

      SZ Investments, L.L.C., a significant stockholder of ours, and a company affiliated with Sam Zell, our Chairman of the Board of Directors, William Pate, a member of our Board of Directors and Philip Tinkler, our Chief Financial Officer, is a holder through its affiliate, HY I Investments, L.L.C., of approximately 42% of ACL’s senior notes and payment-in-kind notes. As a result, a special committee of DHC’s Board of Directors was formed in November 2002, composed solely of disinterested directors, to oversee our investment in ACL and its related Chapter 11 bankruptcy proceedings.

      As of the end of 2003, we reported aggregate consolidated net operating loss tax carryforwards, which we refer to as “NOLs” in this prospectus supplement, for federal income tax purposes of approximately $652 million. These losses will expire over the course of the next 19 years unless utilized prior thereto.

      Our principal executive offices are located at 2 North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and our telephone number is (312) 466-4030.

About Covanta Energy Corporation

      Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 55 power generation facilities, 40 of which are in the United States and 15 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta also operates water or wastewater treatment facilities, all of which are located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries. Covanta’s principal executive offices are located at 40 Lane Road, Fairfield, New Jersey and its telephone number is (973) 882-9000.

      Prior to March 10, 2004 when we acquired Covanta, it and most of its domestic subsidiaries had been operating as debtors in possession under Chapter 11 of the United States Bankruptcy Code.

Acquisition of Covanta

      On December 2, 2003, we executed a definitive investment and purchase agreement to acquire Covanta in connection with Covanta’s emergence from Chapter 11 proceedings in bankruptcy after the non-core and geothermal assets of Covanta were divested. The primary components of the transaction were: (1) the purchase by us of 100% of the equity of Covanta in consideration for a cash purchase price of approximately $30 million, and (2) agreement as to new letter of credit and revolving credit facilities for Covanta’s domestic and international operations, provided by some of the existing Covanta lenders and three additional lenders arranged by us.

      As required by the investment and purchase agreement, Covanta filed a proposed plan of reorganization, a proposed plan of liquidation for specified non-core businesses, and the related draft disclosure statement, each reflecting the transactions contemplated under the investment and purchase agreement, with the Bankruptcy Court. On March 5, 2004, the Bankruptcy Court confirmed the proposed plans.

      Under the terms of the investment and purchase agreement, on March 10, 2004, we acquired 100% of Covanta’s equity in consideration for approximately $30 million. As part of the investment and purchase agreement, we arranged for a new $118 million replacement letter of credit facility for Covanta, secured by a second lien on Covanta’s domestic assets. This financing was provided by SZ Investments, L.L.C., a Danielson stockholder referred to in this prospectus supplement as “SZ Investments”, Third Avenue Trust, on behalf of Third Avenue Value Fund Series, a Danielson stockholder referred to in this prospectus supplement as “Third Avenue”, and D. E. Shaw Laminar Portfolios, L.L.C., a creditor of Covanta and a Danielson stockholder referred to in this prospectus supplement as “Laminar”. Subsequent to the signing of the investment and purchase agreement, each of Third Avenue and Laminar assigned approximately 30% of their participation in the letter of credit facility to Goldman Sachs Credit Partners, L.P. and Laminar assigned the remainder of its participation in the letter of credit facility to TRS Elara, LLC. In addition, in connection with a note purchase agreement described below, Laminar arranged for a $10.0 million revolving loan facility for Covanta’s international operations, secured by Covanta’s international assets.

      The purchase price recognized by us in our financial statements was $47.5 million which includes the cash purchase price of $29.8 million, an expense estimate of approximately $6.4 million for professional fees and other costs incurred in connection with the acquisition, and an estimated fair value of $11.3 million for our commitment to sell up to 3.0 million shares of our common stock at $1.53 per share to a class of creditors of Covanta, subject to certain limitations.

      We obtained the financing necessary for the Covanta acquisition pursuant to a note purchase agreement dated December 2, 2003, with each of SZ Investments, Third Avenue and Laminar, referred to collectively in this prospectus supplement as the “Bridge Lenders”. Pursuant to the note purchase agreement, the Bridge

Lenders severally provided us with an aggregate of $40.0 million of bridge financing in exchange for notes issued by us. In the event that we are unable to repay all or a portion of the notes with the proceeds from this rights offering of our common stock, then the notes are convertible without action by the Bridge Lenders into shares of our common stock at a price of $1.53 per share subject to agreed upon limitations. These notes have a scheduled maturity date of January 2, 2005 and an extended maturity date of July 15, 2005, and bear interest at a rate of 12% per annum through July 15, 2004 and 16% per annum thereafter. In the event of a default or the failure to pay a note on its maturity, the interest rate under the note increases by 2% per annum. We used $30 million of the proceeds from the notes to post an escrow deposit prior to the closing of the transactions contemplated by an investment and purchase agreement with Covanta. At closing, the purchase price deposit was used as our purchase price for Covanta. We have been and will use the remainder of the proceeds to pay transaction expenses and for general corporate purposes.

      We issued to the Bridge Lenders an aggregate of 5,120,853 shares of our common stock primarily in consideration for the $40.0 million of bridge financing. At the time that we entered into the note purchase agreement, agreed to issue the notes convertible into shares of our common stock and issued the equity compensation to the Bridge Lenders, the trading price of our common stock was below the $1.53 per share conversion price of the notes. On December 1, 2003, the day prior to the announcement of the Covanta acquisition, the closing price of our common stock on the American Stock Exchange was $1.40 per share.

      In addition, under the note purchase agreement Laminar has agreed to convert an amount of notes to acquire up to an additional 8.75 million shares of our common stock at $1.53 per share based upon the levels of public participation in this rights offering. Further, we have agreed, in connection with the note purchase agreement, to sell up to an additional 3.0 million shares of our common stock at $1.53 per share to certain creditors of Covanta based upon the levels of public participation in the rights offering and subject to change of ownership and other limitations. See “Acquisition of Covanta Energy Corporation — Note Purchase Agreement” for a detailed discussion of the terms for issuing such shares and making such offering.

      As part of our negotiations with Laminar and its becoming a 5% stockholder, pursuant to a letter agreement dated December 2, 2003, Laminar has agreed to additional restrictions on the transferability of the shares of our common stock that Laminar holds or will acquire. Further in accordance with the transfer restrictions contained in Article Fifth of our charter restricting the resale of our common stock by 5% stockholders, we have agreed with Laminar to provide it with limited rights to resell the common stock that it holds. See “Acquisition of Covanta Energy Corporation — Laminar Letter Agreement” for a more complete discussion of Laminar’s ability to transfer our common stock. Finally, we have agreed with the Bridge Lenders to file a registration statement with the SEC to register the shares of common stock issued to or acquired by each of them under the note purchase agreement not later than the earlier of June 30, 2004 and ten days after closing of the rights offering.

      Samuel Zell, Danielson’s Chairman of the Board of Directors, Philip Tinkler, Danielson’s Chief Financial Officer and William Pate, a director of Danielson, are affiliated with SZ Investments. Martin Whitman and David Barse, directors of Danielson, are officers and trustees of Third Avenue and also serve as officers of the management company that manages the investments of Third Avenue. The note purchase agreement and other transactions involving the Bridge Lenders were negotiated, reviewed and approved by a special committee of our Board of Directors composed solely of disinterested directors and advised by independent legal and financial advisors.

The Rights Offering

Warrants	We are conducting a rights offering and issuing, at no charge, one non-transferable warrant with respect to each share of our common stock outstanding as of the opening of business on the record date. If all of the warrants are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $41,980,321.

Record Date	May 17, 2004. This is the date the warrants are issued to record holders of our common stock.

Transferability of Warrants	The warrants are not transferable separately from the underlying shares of our common stock. Transfer of ownership of a share of our common stock after the record date will also transfer ownership of the warrant issued with respect to such share.

Basic Subscription Privilege Exercise Price	Holders of warrants will be entitled to purchase 0.75 shares of our common stock for every warrant held at an exercise price of $1.53 per share, in immediately available funds.

Oversubscription Privilege	Each warrantholder may also subscribe for additional shares at the same exercise price per share pursuant to the oversubscription privilege. If an insufficient number of shares are available to fully satisfy oversubscription privilege requests, the available shares, if any, will be allocated pro rata among warrantholders who exercised their oversubscription privilege based upon the number of shares each warrantholder subscribed for under the basic subscription privilege and the application of our certificate of incorporation’s ownership change limitations. The warrant agent will return any excess payments by mail or by book-entry transfer, without interest or deduction, as soon as is reasonably practicable following the expiration of the rights offering.

Conditions to the Rights Offering	The closing of the rights offering is subject to conditions. See “The Rights Offering — Conditions to the Rights Offering” for more details. Your right to exercise your warrants is subject to, among other things, ownership restrictions imposed by our certificate of incorporation and the escrow protection mechanics described herein.

Expiration Date	The warrants will expire if they are not exercised by 5:00 p.m., New York City time, on June 9, 2004, unless extended by us from time to time in our sole discretion.

Certificate of Incorporation Restrictions; Escrow Protection Mechanics	Our ability to utilize our NOLs would be substantially reduced if we were to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code. In order to reduce the risk of an ownership change, our certificate of incorporation restricts the ability of any holder of 5% or more of our common stock to sell or otherwise transfer any shares owned by such holder or to purchase or otherwise acquire shares of our common stock. Our certificate of incorporation also restricts the ability of any other holder to make an acquisition of our common stock which will result in total ownership by such stockholder of 5% or more of our common stock. These restrictions will apply unless and until we determine that such transaction will not result in an unreasonable risk of an ownership change. We have the right, in our sole and absolute discretion, to limit the exercise of warrants and oversubscription privileges, including instructing the warrant agent to refuse to honor any exercise of warrants and oversubscription privileges, by 5% stockholders or stockholders who would become 5% holders upon exercise of their warrants.

The total number of shares of our common stock to be outstanding upon completion of the rights offering, assuming the offering is fully subscribed, would be 64,022,276. Five percent of 64,022,276 is 3,201,113.

In order to avoid an “ownership change” for federal income tax purposes, we have implemented the escrow protection mechanics, which are as follows: (1) by exercising warrants, each holder will represent to us that such holder will not be, after giving effect to the exercise of warrants, an owner, directly or indirectly (as described in this prospectus supplement), of more than 2,850,000 shares; (2) if such exercise would result in such holder owning more than 2,850,000 shares of our common stock, such holder must notify the warrant agent at the telephone number set forth under “The Rights Offering — Delivery of Subscription Materials and Payment”; (3) if requested, each holder will provide us with additional information regarding the amount of common stock that the holder owns; and (4) we shall have the right to instruct the warrant agent to refuse to honor such holder’s exercise to the extent such exercise of warrants or oversubscription privileges might, in our sole and absolute discretion, result in such holder owning 5% or more of our common stock. By exercising warrants in the rights offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you. See “The Rights Offering — Certificate of Incorporation Restrictions; Escrow Protection Mechanics.”

Procedure for Exercising Warrants	You may exercise all or any portion of your warrants by delivering the following to the warrant agent at the address and in the manner described below at or prior to 5:00 p.m., New York City time, on the expiration date:

• your properly completed and executed exercise form with any required signature guarantees or other supplemental documentation; and

• your full exercise price payment for each share subscribed for under your basic subscription privilege and your oversubscription privilege; and

• if you hold your shares of our common stock in certificated form, the certificates evidencing the shares of our common stock in an amount at least equal to the warrants to be exercised; or

• if you hold your shares of our common stock through the Depository Trust Company, referred to as “DTC”, an exercise form instructing your broker, nominee or other custodian to instruct DTC to transfer the shares of common stock representing the warrants to be exercised to a suspense account with the warrant agent, to be held in escrow for you until after the expiration date.

Once you have exercised the basic subscription privilege or oversubscription privilege, your exercise may not be revoked in whole or in part.

Warrants not exercised prior to the expiration date will lose their value.

United States Federal Income Tax Consequences to Holders of Our Common Stock	For United States federal income tax purposes, the receipt of warrants in the rights offering by holders of our common stock should not be a taxable event.

Issuance of Our Common Stock	We will issue certificates or make the necessary book-entry transfers representing shares purchased in the rights offering, and return the underlying shares of common stock delivered to us, as soon as reasonably practicable after the closing of the rights offering. All exercises of warrants will be effective on the closing of the rights offering.

No Recommendation to Warrant Holders	Our board of directors is not making any recommendation to you as to whether you should exercise your warrants. You should decide whether to exercise your warrants based upon your own assessment of your best interests.

American Stock Exchange Listing of our Common Stock	Our common stock is traded on the American Stock Exchange, which we sometimes refer to as the “AMEX,” under the symbol “DHC.” On December 1, 2003, the last trading day prior to our public announcement of our decision to commence the rights offering, the closing price of our common stock on the AMEX was $1.40 per share. On May 17, 2004, the closing price of our common stock on the AMEX was $8.22 per share. We expect that shares of our common stock issued upon the exercise of the warrants will also be listed on the AMEX under the same symbol.

Listing of the Warrants	The warrants will not be listed on AMEX or any stock exchange or market.

QUESTIONS AND ANSWERS ABOUT THIS RIGHTS OFFERING

      This section highlights information contained elsewhere or incorporated by reference in this prospectus supplement. This section does not contain all of the important information that you should consider before exercising your warrants and investing in our common stock. You should read this entire prospectus supplement carefully.

Q:	WHAT ARE WE OFFERING IN THIS PROSPECTUS SUPPLEMENT?

A:	We are conducting a rights offering and issuing at no charge one non-transferable warrant with respect to each share of our common stock outstanding as of the close of business on May 17, 2004. Through this prospectus supplement, we are offering the shares of common stock that holders of warrants may purchase upon exercise of their warrants.

Q:	WHO MAY PARTICIPATE IN THIS RIGHTS OFFERING AND ON WHAT DATE WILL THE COMPANY DETERMINE WHO ARE ITS STOCKHOLDERS?

A:	Holders of record of our common stock as of the close of business on May 17, 2004, or the “record date,” will receive one warrant for each outstanding share of our common stock that they hold. Since the warrants do not trade separately from our common stock, any purchaser of those shares of common stock after the record date and prior to the expiration or termination of this rights offering will be permitted to exercise the warrants “stapled” to such shares of our common stock.

Q:	WHAT IS THE SUBSCRIPTION PRIVILEGE I AM ENTITLED TO FOR EACH WARRANT?

A:	Each warrant carries with it a basic subscription privilege to purchase 0.75 shares of our common stock and an oversubscription privilege.

Q:	WHAT IS THE BASIC SUBSCRIPTION PRIVILEGE EACH WARRANT GIVES ME THE RIGHT TO PURCHASE?

A:	Each warrant issued under this rights offering entitles you to purchase 0.75 shares of our common stock at an exercise price of $1.53 per share. You may exercise any number of your warrants, or you may choose not to exercise any of the warrants issued to you. We will not distribute any fractional shares, but instead will pay you cash in lieu of fractional shares as a result of your exercise of your warrants pursuant to this rights offering.

Q:	WHAT IS THE OVERSUBSCRIPTION PRIVILEGE ASSOCIATED WITH EACH WARRANT?

A:	If all of our stockholders do not exercise all of the warrants issued to them pursuant to this rights offering, then you may have the opportunity to purchase additional shares of our common stock at $1.53 per share under the oversubscription privilege. By extending oversubscription privileges to our stockholders, we are providing stockholders that exercise all of their warrants with the opportunity to purchase those shares that are not purchased by other stockholders in this rights offering, at $1.53 per share. If there are not enough shares available to fully satisfy all oversubscription privilege requests, the available shares will be distributed proportionately among rights holders who exercised their oversubscription privilege based on the number of shares each rights holder subscribed for under the basic subscription privilege. The “warrant agent,” American Stock Transfer & Trust Company, will return any excess payments by mail without interest or deduction as soon as reasonably practical after the expiration of the subscription period.

Q:	HOW LONG WILL THE SUBSCRIPTION PERIOD LAST?

A:	You will be able to exercise your warrants only during a limited period. If you do not exercise your warrants before 5:00 p.m., New York City time, on June 9, 2004, your warrants will expire and be of no further value. We may, in our sole discretion, decide to extend this offering until some later time. If we extend the expiration date, we will give oral or written notice to the warrant agent on or before such expiration date, followed by a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Q:	IS THERE ANY LIMIT ON HOW LONG WILL THE SUBSCRIPTION PERIOD WILL LAST?

A:	Although the rights offering is scheduled to remain open until June 9, 2004, we have kept the ability to extend the rights offering for as long or as many times as our Board of Directors determines is necessary to consummate the rights offering or otherwise in our best interests.

Q:	AM I REQUIRED TO PARTICIPATE IN THIS RIGHTS OFFERING?

A:	No.

Q:	WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY WARRANTS?

A:	You will retain your current number of shares of common stock even if you do not exercise your warrants. If you choose not to exercise your warrants, then the percentage of our common stock that you own will decrease. The magnitude of the reduction of your percentage ownership will depend upon the extent to which you and the other stockholders exercise their rights. See “Risk Factors — Risks Related to The Rights Offering — Stockholders Who Do Not Fully Exercise Their Warrants Will Have Their Interests Diluted by Those Other Stockholders Who Do Exercise Their Warrants” for more information regarding the amount of potential dilution.

Q:	HOW DO I EXERCISE MY WARRANTS?

A:	You may exercise your warrants by delivering the following to the warrant agent at or prior to 5:00 p.m., New York City time, on the expiration date:

• your properly completed and executed exercise form with any required signature guarantees or other supplemental documentation; and

• your full exercise price payment (by check, bank draft, money order or wire transfer) for each share subscribed for under your subscription privileges and any oversubscription privilege; and

• if you hold your shares of our common stock in certificated form, certificates representing at least the number of shares of our common stock representing the warrants to be exercised; or

• if you hold your shares of our common stock through Depository Trust Company, or “DTC,” an exercise form instructing your broker, nominee or other custodian to instruct DTC to transfer the shares of common stock representing the warrants to be exercised to a suspense account established by the warrant agent, to be held in escrow for you until after the expiration date.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you pay by an uncertified personal check, your warrants will not be deemed exercised until such uncertified check clears. See “The Rights Offering — Delivery of Subscription Materials and Payment.”

Q:	WHAT SHOULD I DO IF I WANT TO EXERCISE MY WARRANTS BUT MY SHARES ARE HELD IN THE NAME OF MY BROKER, CUSTODIAN BANK OR OTHER NOMINEE?

A:	If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this rights offering. If you wish to exercise your warrants, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Nominee Holder Certification.” You should receive this form from your broker, custodian bank or other nominee with the other offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in this rights offering but you have not received this form.

Q:	WHAT RESTRICTIONS MAY THERE BE ON MY RIGHT TO EXERCISE MY WARRANTS?

A:	Our ability to utilize our net operating loss tax carryforwards, which we refer to as “NOLs” in this prospectus supplement, would be substantially reduced if we were to undergo an “ownership change” as that term is defined under federal income tax regulations. In order to reduce the risk of an ownership change, our certificate of incorporation restricts the ability of any holder of 5% or more of our common stock to purchase or otherwise acquire additional shares of our common stock. Our certificate of incorporation also restricts the ability of any other holder to purchase or otherwise acquire shares of our common stock which will result in total ownership by such stockholder of 5% or more of our common stock. We have the right, in our sole and absolute discretion, to limit the exercise of warrants, including instructing the warrant agent to refuse to honor any exercise of warrants, by 5% stockholders or by any stockholders who would become 5% stockholders through the exercise of their warrants or oversubscription rights. In order to avoid an ownership change. We are requiring any holder who holds at least 2,850,000 shares or holders who would acquire this number of shares through the exercise of warrants or oversubscription privileges to notify the warrant agent and to provide us with additional information we may request. See “The Rights Offering — Certificate of Incorporation Restrictions; Escrow Protection Mechanics” for a discussion on how our escrow mechanics operate.

Q:	WHAT SHOULD I DO IF I WANT TO EXERCISE MY WARRANTS AND I AM A STOCKHOLDER IN A FOREIGN COUNTRY OR IN THE ARMED SERVICES?

A:	The warrant agent will mail rights offering materials to you if you are a rights holder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the warrant agent on or prior to 5:00 p.m., New York City time, on June 9, 2004, and take all other steps which are necessary to exercise your rights, on or prior to that time. If you do not follow these procedures prior to the expiration date, your rights will expire.

Q:	WILL I BE CHARGED A SALES COMMISSION OR A FEE IF I EXERCISE MY WARRANTS?

A:	No. We will not charge a brokerage commission or a fee to rights holders for exercising their warrants. However, if you exercise your warrants through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

Q:	WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY WARRANTS AS A HOLDER OF COMMON STOCK?

A:	A holder of common stock generally will not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of warrants. We urge you to consult your own tax advisor with respect to the particular tax consequences of this rights offering to you. See also “United States Federal Income Tax Consequences” for more information on the tax consequences of this rights offering.

Q:	WHEN WILL I RECEIVE CERTIFICATES FOR THE SHARES PURCHASED IN THIS RIGHTS OFFERING?

A:	We will issue certificates representing shares purchased in this rights offering to you or to the Depository Trust Company on your behalf, as the case may be, as soon as practicable after the expiration of the subscription period and after all allocations and adjustments have been completed.

Q:	IF THIS RIGHTS OFFERING IS NOT COMPLETED, WILL MY SUBSCRIPTION PAYMENT BE REFUNDED TO ME?

A:	Yes. The warrant agent will hold all funds it receives in escrow until completion of this offering. If this rights offering is not completed, the warrant agent will return promptly, without interest, all subscription payments and any oversubscription payments that are not exercised.

Q:	ARE THERE RISKS IN EXERCISING MY WARRANTS?

A:	Yes. The exercise of your rights involves risks. Exercising your rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment in our company. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” beginning on page S-12 of this prospectus supplement.

Q:	AFTER I EXERCISE MY WARRANTS, CAN I CHANGE MY MIND AND CANCEL MY PURCHASE?

A:	No. Once you send in your subscription certificate and payment you will not be able to revoke the exercise of your warrants even if you later learn information about us that you consider to be unfavorable and even if the market price of our common stock is below the warrant exercise price. You should not exercise your warrants unless you are certain that you wish to purchase additional shares of our common stock at the warrant exercise price.

Q:	MAY I TRANSFER MY WARRANTS IF I DO NOT WANT TO PURCHASE ANY SHARES?

A:	No. The warrants are not separately transferable. Transfer of ownership of a share of our common stock, however, after the record date and before any warrant associated with such share is exercised will also transfer ownership of the warrant issued with respect to such share.

Q:	CAN I SELL MY SHARES AFTER I HAVE EXERCISED MY WARRANTS?

A:	No. The exercise of your warrants in the rights offering requires you to deliver to the warrant agent the certificates of shares of our common stock representing at least the shares of stock exercised in the rights offering. Therefore, if you exercise your warrants, you will be unable to sell or otherwise transfer your shares of our common stock until your stock certificates are returned after completion or termination of the rights offering. This also means that if you only exercise a portion of your warrants and deliver stock certificates representing more shares than the warrants you are exercising, you will not be able to sell those shares represented by certificates held by the warrant agent until they are returned after completion or termination of the rights offering.

Q:	IF I PURCHASE SHARES AFTER THE RIGHTS OFFERING HAS COMMENCED, WILL I BE ABLE TO PARTICIPATE IN THE RIGHTS OFFERING?

A:	You will be able to participate in the rights offering only if you can deliver your shares of common stock to the warrant agent in accordance with the instructions in this prospectus supplement. Since stock trades may take three business days to settle, you may not receive your shares in time to be able to satisfy our delivery and escrow requirements. In particular, purchases of our common stock after June 3, 2004 may not settle in sufficient time to be able to satisfy the delivery procedures in this prospectus supplement unless you direct that such trades are made on a next day or cash for settlement basis. We are under no obligation, and have no intention, to adjust our procedures to accommodate holders who acquire shares after the rights offering has commenced.

Q:	WHY IS DANIELSON HOLDING CORPORATION ENGAGING IN THIS RIGHTS OFFERING?

A:	We are making this offering in order to raise approximately $42.0 million before expenses in new capital to be used as follows:

• to repay the portion of the $40.0 million of principal amount of bridge notes not converted into common stock. These bridge notes were issued by us in connection with financing our acquisition of Covanta Energy Corporation, and

• any remaining proceeds, if any, will be available for general corporate purposes, including expenses of this rights offering and additional working capital.

Q:	HOW WERE THE TERMS OF THE RIGHTS OFFERING AND THE WARRANT EXERCISE PRICE ESTABLISHED?

A:	The warrant exercise price and other terms of the rights offering were approved by a special committee of independent members of our board of directors who were advised by independent financial and legal advisors.

Q:	WHAT IS THE BOARD OF DIRECTORS’ RECOMMENDATION REGARDING THIS RIGHTS OFFERING?

A:	Our board of directors is not making any recommendation as to whether you should exercise your warrants. You should make your decision based on your own assessment of this rights offering and our company.

Q:	HOW MANY SHARES OF OUR COMMON STOCK WILL BE OUTSTANDING AFTER THIS RIGHTS OFFERING?

A:	As of May 17, 2004, we had 36,584,158 shares of common stock issued and outstanding. After this rights offering, we anticipate that we will have 64,022,276 shares of common stock outstanding upon the completion of the rights offering assuming all the warrants that are issued pursuant to the rights offering are exercised.

Q:	WILL THE NEW SHARES BE INITIALLY LISTED ON THE AMERICAN STOCK EXCHANGE AND TREATED LIKE OTHER SHARES?

A:	Yes. Our common stock is traded on the American Stock Exchange under the symbol “DHC.” The shares of common stock issued upon the exercise of warrants will also be listed on AMEX under the same symbol. The warrants, however, do not trade separately and will not be listed on AMEX or any other stock exchange or market.

Q:	CAN THE BOARD OF DIRECTORS AMEND OR WITHDRAW THIS RIGHTS OFFERING?

A:	Yes. We reserve the right to cancel the rights offering at any time. If canceled, the exercise price and certificates for the underlying shares will be promptly returned by mail to exercising warrantholders, without interest or deduction. If the rights offering is canceled, the warrants will not be exercisable and will have no value. We also reserve the right to extend the expiration date and to amend the terms or conditions of the rights offering. If the rights offering is extended the warrant agent will hold your shares and exercise funds, and you will not be able to sell or transfer your shares so held during the extension period. If we amend the terms or conditions of the rights offering, a new prospectus supplement will be distributed to all warrantholders who have previously exercised warrants and to holders of record of unexercised warrants on the date we amend the terms, and such warrantholders will once again be given the opportunity to participate or withdraw from the rights offering.

Q:	WHAT SHOULD I DO IF I HAVE OTHER QUESTIONS OR NEED ASSISTANCE?

A:	We have appointed Innisfree M&A Incorporated as information agent for the rights offering. Any questions or requests for additional copies of this prospectus supplement or any ancillary documents may be directed to the information agent at the following address and telephone number:

501 Madison Avenue 20th Floor New York, New York 10022 Telephone: (888) 750-5834 (toll-free)

      For a more complete description of this offering, see “The Rights Offering” beginning on page S-49.

Risk Factors

      Exercising the warrants requires an investment in our common stock. An investment in our common stock is very risky. You should consider carefully the risk factors beginning on page S-12 of this prospectus supplement before exercising your warrants.

Use of Proceeds

      The proceeds from the rights offering, will be used to repay the convertible notes issued by us in connection with financing our acquisition of Covanta, to the extent not converted into common stock, and the remainder, if any, will be available for general corporate purposes.

RISK FACTORS

      An investment in our common stock is very risky. You should carefully consider the following factors and all the information in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein before deciding to exercise your warrants.

Risks Related to The Rights Offering

Stockholders Who Do Not Fully Exercise Their Warrants Will Have Their Interests Diluted by Those Other Stockholders Who Do Exercise Their Warrants.

      Prior to this rights offering, we had 36,584,158 shares of stock outstanding. Because of the conversion features in the bridge financing, whether the rights offering is fully subscribed or not, we will issue an additional 27,438,118 shares of our common stock through the exercise of warrants and issuance of up to another 11.75 million shares pursuant to the sale of 8.75 million shares to Laminar and up to 3.0 million shares to certain creditors of Covanta. If you choose not to fully exercise your warrants, your relative ownership interest in our common stock will be diluted. Warrantholders who do not exercise their warrants will lose any value in their warrants.

We Have The Right to Limit The Exercise of The Warrants.

      Our certificate of incorporation generally restricts the ability of any 5% holder of our common stock from disposing of or acquiring shares of our common stock without our consent. Our certificate of incorporation also restricts the ability of other holders from becoming 5% stockholders without our consent. In order to comply with these restrictions, the terms of the warrants may limit the number of shares exercisable by a holder. If the exercise of your warrants might result in a risk of your becoming a 5% stockholder, your exercise may be reduced in order to eliminate that risk. We may also limit the exercise of warrants by holders who possess 5% of our outstanding common stock. In addition, you may be required to provide certain information concerning your share ownership in order to help us enforce these restrictions.

Warrantholders Who Exercise Their Warrants Will Be Unable to Sell or Otherwise Transfer Their Shares During The Rights Offering.

      Warrantholders who exercise their warrants in the rights offering are required to deliver to the warrant agent the certificates of shares of our common stock representing at least the shares of stock exercised in the rights offering. Therefore, if you exercise your warrants, you will be unable to sell or otherwise transfer the shares of our common stock represented by the certificates held by the warrant agent during the rights offering, even if you are only exercising a portion of the warrants attached to such shares.

The Market Price of Our Common Stock May Decline Prior to The Expiration Date of The Rights Offering.

      The exercise of warrants pursuant to the rights offering is irrevocable. During the past twelve months, the market price per share of our common stock has ranged from $0.71 to $10.40. Although the exercise price is at a significant discount to the market price per share of our common stock as of the commencement of the rights offering, the market price of our common stock may decline prior to the expiration date due to many factors, including business exigencies, acts of terrorism, general market declines, interruptions to our business, accidents or other catastrophic events, changes in investor perception, unanticipated financial results, defaults on indebtedness or other factors that could affect our stock price. In such event, you may be forced to purchase the common stock at a price higher than the market price.

Because of The Stock Delivery Requirements and Our Escrow Protection Mechanics You May Not Be Able to Trade Our Stock During this Rights Offering.

      In order to prevent an ownership change for Internal Revenue Code purposes, we have instituted stock delivery requirements and escrow protection mechanics. As a result, particularly toward the end of the rights offering as more shares are submitted for exercise of warrants, there may not be sufficient liquidity in our shares to permit active trading and order imbalances between buyers and sellers of our stock may result in a halt in the trading of our common stock. If such lack of liquidity or order imbalances occur, you may not be able to buy additional shares or sell the shares of our common stock that you own.

We May Cancel the Rights Offering At Any Time.

      We may cancel the rights offering at any time. If we cancel the rights offering, the warrants cannot be exercised unless and until another rights offering is commenced by us.

General Corporate Risks

Danielson — Specific Risks

We Cannot Be Certain That The Net Operating Loss Tax Carryforwards Will Continue to Be Available to Offset Our Tax Liability.

      As of December 31, 2003, we had approximately $652 million of net operating loss tax carryforwards for Federal income tax purposes, which we refer to as “NOLs”. In order to utilize the NOLs, we must generate taxable income which can offset such carryforwards. The NOLs are also utilized by income from certain grantor trusts that were established as part of the Mission Insurance organization. The NOLs will expire if not used. The availability of NOLs to offset taxable income would be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% change in stock ownership during a three year “testing period” by “5% stockholders”.

      In order to help us preserve the NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code. The transfer restrictions were implemented in 1990, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot be certain, however, that these restrictions will prevent an ownership change.

      The NOLs will expire in various amounts, if not used, between 2004 and 2023. The Internal Revenue Service has not audited any of our tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the NOLs were reported. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS was successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset our future consolidated income and we may not be able to satisfy our obligations to Covanta under the Tax Sharing Agreement described below, or to pay taxes that may be due from our consolidated tax group.

      In addition to the foregoing, other possible reductions in our NOLs could occur in connection with ACL’s emergence from bankruptcy. Management anticipates that should ACL emerge from bankruptcy, while we will attempt to manage the tax consequences of that transaction, taxable income could result from ACL debt forgiveness and asset sales, which could materially reduce our NOLs.

The Market for Our Common Stock Has Been Historically Illiquid Which May Affect Your Ability To Sell Your Shares.

      The volume of trading in our stock has historically been low. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his, her or its shares.

Future Sales of Our Common Stock May Depress Our Stock Price.

      No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. In addition, in connection with the Covanta acquisition financing, we have entered into a registration rights agreement under which we have agreed to file a registration statement on Form S-3 to register the resale of approximately 17,711,491 shares of our common stock assumed to be held by Laminar, Third Avenue and SZ Investments assuming full participation in the rights offering by the public and these investors. The potential effect of these shares being sold may be to depress the price at which our common stock trades.

Reduced Liquidity and Price Volatility Could Result in a Loss to Investors.

      Although our common stock is listed on the AMEX, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions.

SZ Investments Beneficially Owns Approximately 18.4% of Our Outstanding Common Stock.

      As of May 1, 2004, SZ Investments beneficially owned 6,740,824 shares of our common stock for an aggregate beneficial ownership of approximately 18.4% of our common stock. In addition, our nine member board of directors includes two affiliates of SZ Investments, Samuel Zell, Chairman of the Board, and William Pate, and our Chief Financial Officer is also an affiliate of SZ Investments. Because of its large percentage of ownership, and board and officer representation, SZ Investments may have significant control over our management and policies.

Concentrated Stock Ownership and Charter Provision May Discourage Unsolicited Acquisition Proposals.

      Assuming full participation in our rights offering by the public and these investors, and the offering of 3.0 million shares of our Common Stock to a class of Covanta creditors, SZ Investments, Third Avenue and Laminar separately own or will have the right to acquire approximately 15.6%, 6.0% and 18.0%, respectively, or when aggregated, 39.6% of our outstanding common stock. Although there are no agreements among them regarding their voting or disposition of shares of our common stock, the level of their combined ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. In addition, the change in ownership limitations contained in Article Fifth of our charter could have the effect of discouraging or impeding an unsolicited takeover proposal.

Risks Related to Covanta’s Business

Covanta Emerged From Bankruptcy With A Large Amount Of Domestic Debt, And We Cannot Assure You That Its Cash Flow From Domestic Operations Will Be Sufficient To Pay This Debt

      Covanta’s plan of reorganization, and the amount of debt issued pursuant to its terms, assumes among other things that the NOLs described above will enhance amounts available for its creditors by reducing its consolidated Federal tax liability. If a sufficient portion of the NOLs are not available and Danielson cannot meet its obligations under the tax sharing agreement to Covanta, it is likely that Covanta will not have sufficient cash flow from operations or other sources of liquidity to pay the principal and interest due with respect to its domestic debt.

      Covanta’s ability to service its domestic debt will also depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	its ability to maintain compliance with its debt covenants;

•	its ability to avoid increases in overhead and operating expenses in view of the largely fixed nature of its revenues;

•	its ability to maintain or enhance revenue from renewals or replacement of existing contracts, which begin to expire in October, 2007, and from new contracts to expand existing facilities or operate additional facilities; and

•	market conditions affecting waste disposal and energy pricing, as well as competition from other companies for contract renewals, expansions, and additional contracts, particularly after its existing contracts expire.

The Amount of Unsecured Claims for Which Covanta Is Liable Has Not Been Determined and Could Exceed Our Estimates

      In connection with Covanta’s emergence from bankruptcy, Covanta authorized the issuance of $50 million of unsecured notes under an indenture. Although Covanta estimates that it will issue such notes in an amount less than $40 million, the ultimate amount of unsecured notes will not be determined until remaining claims are resolved through settlement or litigation in Bankruptcy Court. We cannot assure you that the final amount of such notes issued will be less that Covanta’s estimate, or that the ultimate resolution of such claims will result in liabilities of less than $50 million.

Covanta May Not Be Able to Refinance Its Domestic Debt Agreements Prior to Maturity

      Covanta issued the High Yield Notes described below, which mature in 2011. Prior to maturity, Covanta is obligated to pay only interest, and no principal, with respect to these notes. Covanta’s cash flow may be insufficient to pay the principal at maturity, which will be $230 million at such time. Consequently, Covanta may be obligated to refinance these notes prior to maturity. Covanta may refinance the notes during the first two years after issuance without paying a premium, and thereafter may refinance these notes but must pay a premium to do so.

      Several of Covanta’s contracts require it to provide certain letters of credit to contract counterparties. The aggregate stated amount of these letters of credit declines materially each year, particularly prior to 2010. Covanta’s financing arrangements under which these letters of credit are issued expire in 2009, and so it must refinance these arrangements in order to allow Covanta to continue to provide the letters of credit beyond the current expiration date.

      We cannot assure you that Covanta will be able to obtain refinancing on acceptable terms, or at all.

Covanta’s Ability To Grow Its Business Is Limited

      Covanta’s ability to grow its domestic business by investing in new projects will be limited by debt covenants in its principal financing agreements, and from potentially fewer market opportunities for new waste-to-energy facilities.

      We cannot assure you that, when it seeks to refinance its domestic debt agreements, Covanta will be able to negotiate covenants that will provide it with more flexibility to grow its business.

Covanta’s Liquidity Is Limited by The Amount of Domestic Debt Issued When It Emerged from Bankruptcy.

      Covanta believes that its cash flow from domestic operations will be sufficient to pay for its domestic cash needs, including debt service on its domestic corporate debt, and that its revolving credit facility, described below, will provide a secondary source of liquidity. We cannot assure you that Covanta’s cash flow from domestic operations will not be adversely affected by adverse economic conditions or circumstances specific to one or more projects or that if such conditions or circumstances do occur, its revolving credit facility will provide Covanta with access to sufficient cash for such purposes.

Operation of Covanta’s Facilities and the Construction of New or Expanded Facilities Involve Significant Risks That Cannot Always be Covered by Insurance or Contractual Protections.

      The operation of Covanta’s facilities and the construction of new or expanded facilities involve many risks, including:

•	the inaccuracy of Covanta’s assumptions with respect to the timing and amount of anticipated revenues;

•	supply interruptions;

•	work stoppages;

•	permitting and other regulatory issues;

•	labor disputes;

•	social unrest;

•	weather interferences;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns;

•	catastrophic events including fires, explosions, earthquakes and droughts;

•	changes in legal requirements;

•	acts of terrorism;

•	breakdown or failure of equipment or processes;

•	performance below expected levels of output or efficiency;

•	license revocation; and

•	the exercise of the power of eminent domain.

      Expansions of existing plants and construction of new plants may require that Covanta incorporate recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology.

      Although Covanta maintains insurance, obtains warranties from vendors, obligates contractors to meet certain performance levels, and attempts, where feasible, to pass risks Covanta cannot control to the service recipient or output purchaser, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.

Performance Reductions Could Materially And Adversely Affect Covanta.

      Any of the risks described in this prospectus supplement or unforeseen problems could cause Covanta’s projects to operate below expected levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties for defaults under Covanta’s service agreements and operating contracts. As a result, a project may operate at less than expected levels of profit or at a loss.

      Most of Covanta’s service agreements for waste-to-energy facilities provide for limitations on damages and cross-indemnities among the parties for damages that such parties may incur in connection with their performance under the contract. Such contractual provisions excuse Covanta from performance obligations to the extent affected by uncontrollable circumstances and provide for service fee adjustments if uncontrollable circumstances increase its costs.

      Covanta cannot assure you that these provisions will prevent Covanta from incurring losses upon the occurrence of uncontrollable circumstances or that if Covanta were to incur such losses it would continue to be able to service its debt.

      Covanta and certain of its subsidiaries have issued performance guarantees, primarily pursuant to agreements to operate energy and waste-to-energy facilities. With respect to its domestic business, Covanta has issued guarantees to its municipal clients and other parties that Covanta’s operating subsidiaries will perform in accordance with contractual terms, including, where required, the payment of damages. Such damages may be material, and in circumstances where one or more subsidiary has incurred such damages, Covanta may not have sufficient sources of cash to pay such damages. Although it has not incurred material liability under energy and waste-to-energy guarantees previously, we cannot assure you that Covanta will be able to continue to avoid incurring material payment obligations under such guarantees or that if it did incur such obligations that it would have the cash resources to pay them.

      With respect to the international projects, Covanta Power International Holdings, Inc., referred to as “CPIH” in this prospectus supplement, Covanta and certain of Covanta’s domestic subsidiaries have issued guarantees of CPIH’s operating obligations. The potential damages that may be owed under these guarantees may be material. As discussed below, Covanta is generally entitled to be reimbursed by CPIH for any payments it may make under guarantees related to international projects.

Covanta Generates Its Revenue Primarily Under Long Term Contracts, and Must Avoid Defaults Under Its Contracts in Order To Service Its Debt And Avoid Material Liability To Contract Counterparties.

      Covanta must satisfy its performance and other obligations under its contracts to operate waste-to-energy facilities. These contracts typically require Covanta to meet certain performance criteria relating to amounts of waste processed, energy generation rates per ton of waste processed, residue quantity, and environmental standards. Covanta’s failure to satisfy these criteria may subject it to material damage liability, and termination of its operating contract, or both. If such a termination were to occur, Covanta would lose the cash flow related to the project, and incur material termination damage liability. In circumstances where the contract of one or more subsidiaries has been terminated for Covanta’s default, Covanta may not have sufficient sources of cash to pay such damages.

      None of Covanta’s operating contracts for its waste-to-energy facilities previously have been terminated for Covanta’s default, and it has not incurred material damages for performance failures under such contracts. We cannot assure you, however, that Covanta will be able to continue to be able to perform its obligations under such contracts in order to avoid such contract terminations, or damages for performance failures in the absence of contract termination, or that if it could not avoid such terminations or performance failures that it would have the cash resources to pay amounts that would then become due.

Covanta May Face Increased Risk of Market Influences on Its Domestic Revenues After Its Contracts Expire.

      Covanta’s contracts to operate waste-to-energy projects begin to expire in 2007, and its contracts to sell energy output generally expire when the project’s operating contract expires. Expiration of these contracts will subject Covanta to greater market risk in maintaining and enhancing its revenues. As its operating contracts at municipally-owned projects approach expiration, Covanta will seek to enter into renewal or replacement contracts to continue operating such projects. Covanta will seek to bid competitively in the market for additional contracts to operate other facilities as similar contracts of other vendors expire. The expiration of Covanta’s existing energy sales contracts, if not renewed, will require Covanta to sell project energy output either into the electricity grid or pursuant to new contracts.

      At some of Covanta’s facilities, market conditions may allow Covanta to effect extensions of existing operating contracts along with facility expansions which would increase the waste processing capacity of these projects. Such extensions and expansions are currently being considered at a limited number of Covanta’s facilities in conjunction with its municipal clients. If Covanta were unable to reach agreement with its municipal clients on the terms under which it would implement such extensions and expansions, or if the implementation of these extensions and expansions is materially delayed, this may adversely affect Covanta’s cash flow and profitability.

      Covanta’s cash flow and profitability may be adversely affected if it is unable to obtain contracts acceptable to it for such renewals, replacements or additional contracts, or extension and expansion contracts. We cannot assure you that Covanta will be able to enter into such contracts, or that the terms available in the market at the time will be favorable to Covanta.

Concentration of Suppliers And Customers May Expose Covanta to Heightened Financial Exposure.

      Covanta often relies on single suppliers and single customers at Covanta’s facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.

      Covanta often relies on a single supplier to provide waste, fuel, water and other services required to operate a facility and on a single customer or a few customers to supply waste or purchase all or a significant portion of a facility’s output or capacity. In most cases, Covanta has long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and Covanta is unable to find other customers or suppliers to produce the same level of profitability. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, such failures will not adversely affect Covanta’s cash flow or profitability.

      In addition, for its waste-to-energy facilities, Covanta relies on its municipal clients as a source not only of waste for fuel but also of revenue from fees for disposal services Covanta provides. Because Covanta’s contracts with its municipal clients are generally long term (none expires prior to 2007), Covanta may be adversely affected if the credit quality of one or more of its municipal clients were to decline materially. We cannot assure you that such credit quality will not decline, or that if one of more of Covanta’s municipal clients’ credit quality does decline, that it would not adversely affect Covanta’s domestic cash flow or profitability.

Covanta’s International Businesses Emerged from Bankruptcy With A Large Amount Of Debt, And We Cannot Assure You That Its Cash Flow From International Operations Will Be Sufficient To Pay This Debt.

      Covanta’s subsidiary holding the equity interests in its international businesses, CPIH, is also highly leveraged, and its debt will be serviced solely from the cash generated from the international operations. Cash distributions from international projects are typically less dependable as to timing and amount than distributions from domestic projects, and we cannot assure you that CPIH will have sufficient cash flow from operations or other sources to pay the principal or interest due on its debt. CPIH’s debt is secured by its equity interests in certain of its subsidiaries, and by a pledge of its stock. Although CPIH’s debt is non-recourse to Covanta and its domestic businesses, Covanta has pledged its stock in CPIH and CPIH has pledged its equity interests in certain of its subsidiaries to secure the CPIH debt.

      CPIH’s ability to service its debt will depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	stable foreign political environments that do not resort to expropriation, contract renegotiations or currency or exchange changes;

•	the financial ability of the electric and steam purchasers to pay the full contractual tariffs on a timely basis;

•	the ability of its international project subsidiaries to maintain compliance with their respective project debt covenants in order to make equity distributions to CPIH; and

•	its ability to sell existing projects in an amount sufficient to repay CPIH indebtedness at or prior to its maturity in three years, or to refinance its indebtedness at or prior to such maturity.

CPIH’s Debt Is Due In 2007, And It Will Need to Refinance Its Debt or Obtain Cash from Other Sources To Repay This Debt at Maturity.

      Covanta believes that cash from CPIH’s operations, together with liquidity available under CPIH’s revolving credit facility described below, will provide CPIH with sufficient liquidity to meet its needs for cash, including cash to pay debt service on CPIH’s debt prior to maturity in three years. Covanta believes that CPIH will not have sufficient cash from its operations and its revolving credit facility to pay off its debt at maturity, and so if it is unable to generate sufficient additional cash from asset sales or other sources, CPIH will need to refinance its debt at or prior to maturity. While CPIH’s debt is non-recourse to Covanta, it is secured by a pledge of Covanta’s stock in CPIH and CPIH’s equity interests in certain of its subsidiaries. We cannot assure you that such additional cash will be available to CPIH, or that it will be able to refinance its debt on acceptable terms, or at all.

CPIH’s Assets and Cash Flow Will Not Be Available to Covanta.

      Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, as long as the CPIH debt is outstanding, CPIH is restricted under its credit agreements from distributing cash to Covanta. Under these agreements, CPIH’s cash may only be used for CPIH’s purposes and to service CPIH’s debt. Accordingly, although reported on Danielson’s and Covanta’s consolidated financial statements, Covanta does not have access to CPIH’s revenues or cash flows and will have access only to Covanta’s domestically generated cash flows.

A Sale or Transfer of CPIH or Its Assets Will Likely Reduce Danielson’s and Covanta’s Consolidated Revenues and Earnings.

      Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, due to CPIH’s indebtedness and the terms of Covanta’s credit agreements, CPIH’s cash flow is available only to repay CPIH’s debt. Similarly, in the event that CPIH determines that it is desirable to sell or transfer all or any portion of its assets or business, the proceeds would first be applied to reduce CPIH’s debt. We cannot assure you that the proceeds of any such sale would be sufficient to repay all of CPIH’s debt, consisting of principal and accrued interest or, if sufficient to repay CPIH’s debt, that such proceeds would offset the loss of CPIH’s revenues and earnings as reported by Danielson and Covanta in their respective consolidated financial statements. In addition, we cannot assure you that the proceeds from any such sales will equal or exceed the amount necessary to repay CPIH’s debt.

Exposure to International Economic and Political Factors May Materially And Adversely Affect Covanta’s Business.

      CPIH’s operations are entirely outside the United States and expose it to legal, tax, currency, inflation, convertibility and repatriation risks, as well as potential constraints on the development and operation of potential business, any of which can limit the benefits to CPIH of a foreign project.

      CPIH’s projected cash distributions from existing facilities over the next five years comes from facilities located in countries having sovereign ratings below investment grade, including Bangladesh, the Philippines and India. In addition, Covanta continues to provide operating guarantees and letters of credit for certain of CPIH’s projects, which if drawn upon would require CPIH to reimburse Covanta for any related payments it may be required to make. The financing, development and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:

•	changes in law or regulations;

•	changes in electricity tariffs;

•	changes in foreign tax laws and regulations;

•	changes in United States, federal, state and local laws, including tax laws, related to foreign operations;

•	compliance with United States, federal, state and local foreign corrupt practices laws;

•	changes in government policies or personnel;

•	changes in general economic conditions affecting each country, including conditions in financial markets;

•	changes in labor relations in operations outside the United States;

•	political, economic or military instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.

      The legal and financial environment in foreign countries in which CPIH currently owns assets or projects also could make it more difficult for it to enforce its rights under agreements relating to such projects.

      The occurrence of any of these risks could substantially delay the receipt of cash distributions from international projects or reduce the value of the project concerned. In addition, the existence of the operating guarantees and letters of credit provided by Covanta for CPIH projects could expose it to any or all of the risks identified above with respect to the CPIH projects, particularly if CPIH’s cash flow or other sources of liquidity are insufficient to reimburse Covanta for amounts due under such instruments. As a result, these risks may have a material adverse effect on Covanta’s business, consolidated financial condition and results of operations and on CPIH’s ability to service its debt.

Exposure to Foreign Currency Fluctuations May Affect Covanta’s Costs of Operations.

      CPIH sought to participate in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered with limited exposure to currency fluctuations through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project’s power purchaser or service recipient to rise from time to time in excess of local inflation. As a result, there is a risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project’s power or service.

Exposure to Fuel Prices May Affect CPIH’s Costs And Results of Operations.

      Changes in the market prices and availability of fuel supplies to generate electricity may increase CPIH’s cost of producing power, which could adversely impact our profitability and financial performance.

      The market prices and availability of fuel supplies of some of CPIH’s facilities fluctuate. Although CPIH believes that it has adequate and reliable fuel supplies and that its suppliers have adequate production and transportation systems to comply with their contractual requirements to supply CPIH’s facilities, any price increase, delivery disruption or reduction in the availability of such supplies could affect CPIH’s ability to operate CPIH’s facilities and impair its cash flow and profitability. CPIH may be subject to further exposure if any of its future operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability. Covanta may not be successful in its efforts to mitigate its exposure to supply and price swings.

Covanta’s Inability To Obtain Resources for Operations May Adversely Affect Its Ability to Effectively Compete.

      Covanta’s waste-to-energy facilities depend on solid waste both for fuel and as a source of revenue. For most of Covanta’s facilities, the prices it charges for disposal of solid waste are fixed under long-term contracts and the supply is guaranteed by sponsoring municipalities. However, for some of Covanta’s waste-to-energy facilities, the availability of solid waste to Covanta, as well as the tipping fee that Covanta must charge to attract solid waste to its facilities, depends upon competition from a number of sources such as other waste-to-energy facilities, landfills and transfer stations competing for waste in the market area. In addition, Covanta may need to obtain waste on a short-term competitive basis as its long-term contracts expire at its owned facilities. There has been and may be further consolidation in the solid waste industry which would reduce the number of solid waste collectors or haulers that are competing for disposal facilities or enable such collectors or haulers to use wholesale purchasing to negotiate favorable below-market disposal rates. The consolidation in the solid waste industry has resulted in companies with vertically integrated collection activities and disposal facilities. Such consolidation may result in economies of scale for those companies as well as the use of disposal capacity at facilities owned by such companies or by affiliated companies. Such activities can affect both the availability of waste to Covanta for disposal at some of Covanta’s waste-to-energy facilities and market pricing.

Compliance with Environmental Laws Could Adversely Affect Covanta’s Results of Operations.

      Costs of compliance with existing and future environmental regulations by federal, state and local authorities could adversely affect Covanta’s cash flow and profitability.

      Covanta’s business is subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. Covanta is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating Covanta’s facilities. Covanta may incur significant additional costs to comply with these requirements. Environmental regulations may also limit Covanta’s ability to operate Covanta’s facilities at maximum capacity or at all. If Covanta fails to comply with these requirements, Covanta could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted, and new laws and regulations could be adopted or become applicable to Covanta or its facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount Covanta must invest to bring its facilities into compliance. In addition, lawsuits by the Environmental Protection Agency, commonly referred to as the EPA, and various states highlight the environmental risks faced by generating facilities. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect Covanta’s cash flow and profitability.

      Covanta may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if Covanta fails to obtain and comply with them, the operation of Covanta’s facilities could be jeopardized or become subject to additional costs.

Federal Energy Regulation Could Adversely Affect Covanta’s Costs of Operations.

      Covanta’s business is subject to extensive energy regulations by federal and state authorities. The economics, including the costs, of operating Covanta’s generating facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.

      The Public Utility Holding Company Act of 1935, or “PUHCA,” and the Federal Power Act, or the “FPA,” regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, known as “PURPA,” Covanta’s domestic facilities are qualifying facilities (facilities meeting statutory size, fuel and ownership requirements), which are exempt from regulations under PUHCA, most provisions of the FPA and state rate regulation. Covanta’s foreign projects are exempt from regulation under PUHCA.

      If Covanta becomes subject to either the FPA or PUHCA, the economics and operations of Covanta’s energy projects could be adversely affected, including rate regulation by the Federal Energy Regulation Commission, with respect to its output of electricity. If an alternative exemption from PUHCA was not available, Covanta could be subject to regulation by the SEC as a public utility holding company. In addition, depending on the terms of the project’s power purchase agreement, a loss of Covanta’s exemptions could allow the power purchaser to cease taking and paying for electricity or to seek refunds of past amounts paid. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, Covanta cannot assure you that the costs incurred in connection with the project could be recovered through sales to other purchasers.

Failure to Obtain Regulatory Approvals Could Adversely Affect Covanta’s Operations.

      Covanta is continually in the process of obtaining or renewing federal, state and local approvals required to operate Covanta’s facilities. Covanta may not always be able to obtain all required regulatory approvals, and Covanta may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if Covanta fails to obtain and comply with any required regulatory approvals, the operation of Covanta’s facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation or subject Covanta to additional costs.

The Energy Industry Is Becoming Increasingly Competitive, and Covanta Might Not Successfully Respond to These Changes.

      Covanta may not be able to respond in a timely or effective manner to the changes resulting in increased competition in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent U.S. competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of Covanta’s business may come under increasing pressure. Regulatory initiatives in foreign countries where Covanta has or will have operations involve the same types of risks.

Changes in Laws And Regulations Affecting The Solid Waste And The Energy Industries Could Adversely Affect Covanta’s Business.

      Covanta’s business is highly regulated. Covanta cannot predict whether the federal or state governments or foreign governments will adopt legislation or regulations relating to the solid waste or energy industries. We cannot assure you that the introduction of new laws or other future regulatory developments will not have a material adverse effect on Covanta’s business, financial condition or results of operations.

Insurance Services — Specific Risks

The Insurance Products Sold by NAICC Are Subject to Intense Competition.

      The insurance products sold by NAICC are subject to intense competition from many competitors, many of whom have substantially greater resources than NAICC. There can be no assurance that NAICC will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable. This risk is enhanced by the reduction in the lines of business NAICC writes as a result of it decision to reduce underwriting operations.

Insurance Regulations May Affect NAICC’s Operations.

      The insurance industry is highly regulated and it is not possible to predict the impact of future state and federal regulations on the operations of NAICC.

If NAICC’s Loss Experience Exceeds Its Estimates, Additional Capital May Be Required.

      Unpaid losses and loss adjustment expenses are based on estimates of reported losses, historical company experience of losses reported for reinsurance assumed, and historical company experience for unreported claims. Such liability is, by necessity, based on estimates that may change in the near term. NAICC cannot assure you that the ultimate liabilities will not exceed, or even materially exceed, the amounts estimated. If the ultimate liability materially exceeds estimates, then additional capital would be required to be contributed to some of our insurance subsidiaries. NAICC and the other insurance subsidiaries have received additional capital contributions in each of the past two years and they cannot provide any assurance that they will be able to obtain such additional capital on commercially reasonable terms or at all.

      In addition, due to the fact that NAICC and its other insurance subsidiaries are in the process of running off several significant lines of business, the risk of adverse development and the subsequent requirement to obtain additional capital is heightened.

Failure to Satisfy Capital Adequacy and Risk-Based Capital Requirements Would Require NAICC To Obtain Additional Capital.

      NAICC is subject to certain regulatory risk-based capital requirements. Depending on its risk-based capital, NAICC could be subject to four levels of increasing regulatory intervention ranging from company action to mandatory control. NAICC’s capital and surplus is also one factor used to determine its ability to distribute or loan funds to us. If NAICC has insufficient capital and surplus, as determined under the risk-based capital test, it will need to obtain additional capital to establish additional reserves. NAICC cannot provide any assurance that it will be able to obtain such additional capital on commercially reasonable terms or at all.

ACL Bankruptcy-Specific Risks

ACL’s Emergence From Bankruptcy Might Cause Our NOLs To Be Reduced.

      If ACL emerges from bankruptcy, taxable income could result from ACL debt forgiveness and asset sales which could materially reduce our NOLs.

ACL May Not Be Able To Reorganize in Chapter 11.

      Additional risks associated with the reorganization of ACL and its emergence from Chapter 11 include, but are not limited to, adverse developments with respect to ACL’s liquidity, poor results of operations limiting ACL’s ability to continue as a going concern, and the availability of exit financing to facilitate emergence from Chapter 11 pursuant to a plan of reorganization. In addition, third parties could seek and obtain court approval to terminate or shorten the exclusivity period for ACL, to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert ACL’s cases to Chapter 7 cases for the liquidation of its businesses. In the event of the liquidation and sale of ACL’s assets, under certain circumstances, statutory obligations for ACL’s ERISA qualified pension plans could be imposed upon us.

Uncertainties in the Bankruptcy Process May Adversely Affect ACL.

      ACL’s future results are dependent upon successfully obtaining approval, confirmation and implementation of a plan of reorganization. ACL has not yet submitted such a plan to the Bankruptcy Court for approval and cannot make any assurance that it will be able to submit and obtain confirmation of any such plan in a timely manner. Failure to confirm a plan in a timely manner could adversely affect ACL’s operating results, as ACL’s ability to obtain financing to fund its operations and its relations with its customers may be harmed by protracted bankruptcy proceedings.

      ACL may, under certain circumstances, file motions with the Bankruptcy Court to assume or reject executory contracts. An executory contract is one in which the parties have mutual obligations to perform, such as contracts of affreightment, charters, equipment leases and real property leases. Unless otherwise agreed, the assumption of a contract will require ACL to cure or provide for the cure of all prior defaults under the related contract, including all pre-petition liabilities. Unless otherwise agreed, the rejection of a contract is deemed to constitute a breach of the agreement as of the moment immediately preceding the Chapter 11 filing, giving the counter party a right to assert a general unsecured claim for damages arising out of the breach. Additional liabilities subject to the proceedings may arise in the future as a result of the rejection of executory contracts, including leases, and from the determination of the Bankruptcy Court, or agreement by parties in interest, of allowed claims for contingencies and other disputed amounts. Conversely, the assumption of executory contracts and unexpired leases may convert liabilities shown as subject to compromise to post-petition liabilities. Due to the uncertain nature of many of the potential claims, ACL is unable to project the magnitude of such claims with any degree of certainty.

The Adverse Publicity of ACL’s Bankruptcy Could Adversely Affect Its Results of Operations.

      The potential adverse publicity associated with the Chapter 11 filing and the resulting uncertainty regarding ACL’s future prospects may hinder ACL’s ongoing business activities and its ability to operate, fund and execute its business plan by:

•	impairing relations with existing and potential customers;

•	negatively impacting the ability of ACL to attract, retain and compensate key executives and associates and to retain employees generally;

•	limiting ACL’s ability to obtain trade credit; and

•	impairing present and future relationships with vendors and service providers.

Uncertainties in The Bankruptcy Process May Adversely Affect the Value of Our Investment in ACL.

      Currently, it is not possible to predict with certainty the length of time ACL will operate under the protection of Chapter 11, the outcome of the Chapter 11 proceedings in general, or the effect of the proceedings on the business of ACL or on the interests of the various creditors and stakeholders. Under the priority scheme established by the Bankruptcy Code, many post-petition liabilities and pre-petition liabilities need to be satisfied before equity holders can receive any distribution. We, directly and indirectly, hold 100% of the equity interests in ACL. The ultimate recovery to us, if any, will not be determined until confirmation of a plan of reorganization. There can be no assurance as to what value, if any, will be ascribed to our equity interests in ACL and the other debtors in the bankruptcy proceedings. It is likely that our equity will have little or no value.

The Ongoing Costs of The Bankruptcy Process May Affect ACL’s Results of Operations and Cash Flows.

      ACL has incurred and will continue to incur significant costs associated with the reorganization. The amount of these costs, which are being expensed as incurred, are expected to have a significant adverse affect on its results of operations and cash flows.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the documents incorporated by reference in this prospectus supplement contain forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Any statements that express or involve discussions as to expectations, beliefs and plans involve known and unknown risks, uncertainties and other factors that may cause the actual results to materially differ from those considered by the forward-looking statements. Factors that could cause actual results to differ materially include: our ability to fund our capital requirements in the near term and in the long term; and other factors, risks and uncertainties that are described in this prospectus supplement, and Covanta Energy Corporation’s and our filings with the Securities and Exchange Commission. As a result, no assurances can be given as to future results, levels of activity and achievements. Any forward-looking statements speak only as of the date the statements were made. Neither we nor Covanta Energy Corporation undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, unless otherwise required by law.

NO BOARD RECOMMENDATION

      Our board of directors believes the rights offering is in our best interests. The rights offering proceeds will be used to repay the bridge notes issued by us in connection with financing our acquisition of Covanta and for general corporate purposes. See “Use of Proceeds” for a discussion of how we intend to allocate and use the proceeds from the rights offering.

      Our board of directors is not making any recommendation to you as to whether you should exercise your warrants. You must make your own decision as to whether to exercise your warrants.

      No dealer, salesman or other person has been authorized by us to provide you with any information other than the information contained in this prospectus supplement, the accompanying prospectus, the information incorporated by reference in this prospectus supplement and the other documents delivered herewith. You should rely only on the information provided in this document or other information that we have referred you to. This prospectus supplement, the accompanying prospectus and the other documents referred to and the rights offering do not constitute an offer to sell or a solicitation to buy securities in any jurisdiction in which an offer or a solicitation would be unlawful.

      The Information Agent for the rights offering, Innisfree M&A Incorporated, has agreed to provide Services to us in connection with the rights offering. If you require assistance, please contact the Information Agent At 501 Madison Avenue, 20th Floor, New York, New York 10022, Telephone (888) 750-5834 (Toll-Free).

DANIELSON’S BUSINESS

      We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta in March 2004. We engage in insurance operations through our indirect subsidiaries, National American Insurance Company of California and related entities. We also have an equity interest in companies engaged in the marine transportation and services industry through our investment in ACL. We are the owners of all of the equity interests in ACL. ACL and certain of its related entities are currently subject to Chapter 11 Bankruptcy proceedings.

      Our strategy has been to grow by making strategic acquisitions. Such acquisitions have not and may not complement our existing operations. They also have not and may not be related to our current businesses. As part of this corporate strategy, we have sought acquisition opportunities, such as the recent acquisition of Covanta, which management believes will enable us to earn an attractive return on our investment.

      As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.

      In May 2002, we acquired a 100% ownership interest in ACL, thereby entering into the marine transportation, construction and related service provider businesses. On January 31, 2003, ACL and many of its subsidiaries and its immediate direct parent entity, American Commercial Lines Holdings, LLC, referred to in this prospectus supplement as “ACL Holdings,” filed a petition with the U.S. Bankruptcy Court to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Material uncertainty exists as to the impact of the bankruptcy on our equity interest in ACL upon the conclusion of ACL’s bankruptcy proceeding. While it cannot presently be determined, we believe that our investment in ACL is likely to have little or no value upon the completion of that bankruptcy proceeding. Accordingly, we attribute no value to our investment in ACL on our financial statements. Danielson, NAICC and our equity investees, operating in the marine services industries, are not guarantors of ACL’s debt, nor are they contractually liable for any of ACL’s liabilities. See “Risk Factors — ACL Bankruptcy — Specific Risks” for a more complete discussion of the risk associated with our investment in ACL.

      We own a direct 5.4% interest in Global Materials Services, LLC and a direct 50% interest in Vessel Leasing, LLC. ACL owns 50% of Global Materials Services and the remaining 50% of Vessel Leasing. Neither of these two companies filed for Chapter 11 protection. Global Materials Services is an owner and operator of marine terminals and warehouse operations, and Vessel Leasing leases barges to ACL’s barge transportation operations, which are in Chapter 11. We, Global Materials and Vessel Leasing are not guarantors of ACL’s debt nor are we, or they, contractually liable for any of ACL’s liabilities.

      As a result of the bankruptcy filing, while we continue to exercise influence over the operating and financial policies of ACL through our ownership of all of the equity interests in ACL, we no longer maintain control of ACL. Accordingly, beginning for the year ended December 31, 2003, we account for our investments in ACL, Global Materials Services and Vessel Leasing using the equity method of accounting. Under the equity method of accounting, we report our share of the equity investees’ income or loss based on our ownership interest. In determining the proper equity method earnings to be recognized for ACL, we do not recognize losses in excess of our investment (carrying value of zero at December 31, 2003) as we are not liable either directly and indirectly or as guarantor for such losses.

      SZ Investments, L.L.C., a significant stockholder of ours, and a company affiliated with Sam Zell, our Chairman of the Board of Directors, William Pate, a member of our Board of Directors and Philip Tinkler, our Chief Financial Officer, is a holder through its affiliate, HY I Investments, L.L.C., of approximately 42% of ACL’s senior notes and payment-in-kind notes. As a result, a special committee of DHC’s Board of Directors was formed in November 2002, composed solely of disinterested directors, to oversee our investment in ACL and its related Chapter 11 bankruptcy proceedings.

      As of the end of 2003, we reported aggregate consolidated NOLs for federal income tax purposes of approximately $652 million. These losses will expire over the course of the next 19 years unless utilized prior thereto.

      Our principal executive offices are located at 2 North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and our telephone number is (312) 466-4030.

COVANTA’S BUSINESS

      Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 55 power generation facilities, 40 of which are in the United States and 15 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta operates water or wastewater treatment facilities, all of which are located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries. Covanta’s principal executive offices are located at 40 Lane Road, Fairfield, New Jersey and its telephone number is (973) 882-9000.

      Covanta’s current principal business units are domestic energy and water and international energy.

      On March 10, 2004, Covanta and most of its domestic affiliates consummated a plan of reorganization and emerged from their reorganization proceedings under Chapter 11 of the Bankruptcy Code. As a result of the consummation of the plan, Covanta is our wholly-owned subsidiary. The Covanta bankruptcy commenced on April 1, 2002, when Covanta and 123 of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. After the first petition date, 32 additional subsidiaries filed their Chapter 11 petitions for relief under the Bankruptcy Code. Prior to emergence, the debtors under the Chapter 11 cases operated their business as debtors-in-possession pursuant to the Bankruptcy Code.

      Until September 1999, and under prior management, Covanta had been actively involved in the entertainment and aviation services industries. However, after extensive study and evaluation, Covanta determined that most of its earnings were generated by the energy business, that the entertainment business was substantially over-leveraged and that the focus on the entertainment and aviation businesses had not proven successful. Accordingly, in September 1999, Covanta adopted a restructuring strategy in which it would concentrate on its core energy business while seeking to sell its aviation and entertainment businesses. During 2000 and 2001, Covanta divested multiple entertainment and aviation assets and significantly reduced overhead.

      However, Covanta required waivers of financial covenants under its numerous credit agreements and new letter of credit facilities to be used by its core energy business in the event of a downgrade by the credit rating agencies below investment grade. Covanta believed that, with a single master credit agreement in place, it could seek access to the capital markets with which it could raise equity or debt that, combined with additional cash from the sale of its remaining entertainment and aviation assets, would meet its liquidity needs, including the timely repayment of outstanding debentures maturing in 2002. By the fall of 2000, Covanta and its key banks reached an agreement in principle on the terms of a new master credit facility that would include all then-existing bank credit arrangements and a new revolving and letter of credit facility. Due principally to intercreditor issues, the new master credit facility was not executed until March 14, 2001, at which time Covanta paid down all outstanding bank debt. With the master credit facility in place, Covanta continued to dispose of entertainment and aviation assets and took steps to access the capital markets. However, these efforts were thwarted in the spring of 2001 by unanticipated events. The sale of the remaining assets from the non-core businesses took longer and yielded fewer proceeds than anticipated. The energy crisis in California (which led to the substantially delayed payment to Covanta of approximately $75 million by these two California utilities) and the perception that the independent power sector was overbuilt contributed to a reduction in demand for energy company securities. The delayed payment by two California utilities also caused Covanta to seek cash flow covenant waivers under the master credit facility in June 2001. These waivers were granted, but in consideration for the waivers Covanta lost the capacity under the master credit facility to obtain letters of credit that it had intended to provide to third parties in the event of a downgrade in Covanta’s credit rating. Covanta’s ability to access the capital markets was further hampered first by a sharp downturn in capital markets for energy companies in the middle of 2001, subsequently by the events of September 11, 2001, which dampened the capital markets generally, and the collapse of Enron, which brought the energy sector further investor disfavor.

      In December 2001, Covanta publicly stated that it needed further covenant waivers and that it was encountering difficulties in achieving access to short-term liquidity. This resulted in a downgrade of Covanta’s credit rating below investment grade. Consequently, under its contracts for two waste-to-energy facilities Covanta became obligated to provide credit support in the amount of $50 million for each project. On March 1, 2002, Covanta availed itself of a grace period to defer for thirty days the payment of approximately $4.6 million of interest on its $100 million principal amount 9.25% Debentures due 2022.

      In March 2002, substantial amounts of fees under the master credit facility came due, but could not be paid without violating cash maintenance covenants under that facility. In addition, draw notices totaling approximately $105.2 million were presented on two letters of credit issued on behalf of Covanta. Although the bank lenders honored such letters of credit, Covanta had insufficient liquidity to reimburse the bank lenders as required under the master credit facility. Furthermore, approximately $148.7 million of Covanta’s 6% convertible subordinated debentures and the 5.75% convertible subordinated debentures were to mature in 2002.

      Ultimately, Covanta concluded that the commencement of the Chapter 11 cases was in the best interest of all creditors as the best means to protect the value of Covanta’s core business, reorganize its capital structure and complete the disposition of its remaining non-core entertainment and aviation assets.

      As debtors-in-possession, Covanta and its subsidiaries who also filed bankruptcy petitions were authorized to continue to operate as an ongoing business.

      In order to obtain post-petition financing, with the approval of the Bankruptcy Court, Covanta entered into a debtor-in-possession, or “DIP”, financing facility dated as of April 1, 2002 with several of Covanta’s prepetition bank lenders.

      After commencing its Chapter 11 cases, Covanta continued its efforts to dispose of non-core businesses. With approval of the Bankruptcy Court, Covanta sold or disposed of its remaining aviation and entertainment assets and obligations.

      In addition, in order to enhance the value of Covanta’s core business, on September 23, 2002, management announced a reduction in non-plant personnel, closure of satellite development offices and reduction in all other costs not directly related to maintaining operations at their current high levels. As part of the reduction in force, waste-to-energy and domestic independent power headquarters management were combined and numerous other structural changes were instituted in order to improve management efficiency.

      Over the course of the Chapter 11 cases, Covanta held discussions with the official committee of unsecured creditors, representatives of Covanta’s prepetition bank lenders and lenders under the DIP financing facility, and the holders of the 9.25% debentures with respect to possible capital and debt structures for Covanta and the formulation of a plan of reorganization.

      On December 18, 2003, Covanta sold its geothermal business to Ormat Nevada, Inc. for cash consideration of $214 million, subject to working capital adjustments. The sale was effected pursuant to a competitive bidding procedure conducted by the Bankruptcy Court.

ACQUISITION OF COVANTA ENERGY CORPORATION

      On December 2, 2003, we executed a definitive investment and purchase agreement to acquire Covanta in connection with Covanta’s emergence from Chapter 11 proceedings. The primary components of the transaction were: (1) the purchase by us of 100% of the equity of Covanta in consideration for a cash purchase price of $30.0 million, and (2) agreement as to new letter of credit and revolving credit facilities for Covanta’s domestic and international operations, provided by some of the existing Covanta lenders and three additional lenders arranged by us. We amended this agreement with Covanta as of February 23, 2004 to reduce the purchase price and release from an escrow account $175,000 so that a limited liability company formed by us and one of our subsidiaries could acquire an equity interest in Covanta Lake, Inc., a wholly-owned indirect subsidiary of Covanta, in a transaction separate and distinct from the acquisition of Covanta out of bankruptcy.

      As required by the investment and purchase agreement, Covanta filed a proposed plan of reorganization, a proposed plan of liquidation for specified non-core businesses, and the related draft disclosure statement, each reflecting the transactions contemplated under the investment and purchase agreement, with the Bankruptcy Court. On March 5, 2004, the Bankruptcy Court confirmed the proposed plans.

      Under the terms of the investment and purchase agreement, on March 10, 2004, we acquired 100% of Covanta’s equity in consideration for $30 million (net of $175,000 discussed above). As part of the investment and purchase agreement, we arranged for a new $118 million replacement letter of credit facility for Covanta, secured by a second lien on Covanta’s domestic assets. This financing was provided by SZ Investments, a Danielson stockholder, Third Avenue, a Danielson stockholder, and Laminar, a creditor of Covanta and a Danielson stockholder. In addition, in connection with a note purchase agreement described below, Laminar arranged for a $10.0 million revolving loan facility for Covanta’s international assets that we acquired, secured by these assets.

      The purchase price recognized by us in our financial statements was $47.5 million which includes the cash purchase price of $29.8 million, an expense estimate of approximately $6.4 million for professional fees and other costs incurred in connection with the acquisition, and an estimated fair value of $11.3 million for our commitment to sell up to 3.0 million shares of our common stock at $1.53 per share to certain creditors of Covanta, subject to certain limitations.

Financing the Covanta Acquisition

      We obtained the financing necessary for the Covanta acquisition pursuant to a note purchase agreement dated December 2, 2003, with each of the Bridge Lenders. Pursuant to the note purchase agreement, the Bridge Lenders severally provided us with an aggregate of $40.0 million of bridge financing in exchange for notes issued by us, details of which are discussed under “Note Purchase Agreement” in this Section below.

      As part of our negotiations with Laminar and their becoming a 5% stockholder, pursuant to a letter agreement dated December 2, 2003, Laminar has agreed to additional restrictions on the transferability of the shares of our common stock that Laminar holds or will acquire. Further in accordance with the transfer restrictions contained in Article Fifth of our charter restricting the resale of our common stock by 5% stockholders, we have agreed with Laminar to provide it with limited rights to resell the common stock that it holds. Finally, we have agreed with each of the Bridge Lenders to file a registration statement with the SEC to register the shares of common stock issued to them under the note purchase agreement not later than the earlier of June 30, 2004 and ten days after closing of the rights offering. Samuel Zell, Danielson’s Chairman of the Board of Directors, Philip Tinkler, Danielson’s Chief Financial Officer and William Pate, a director of Danielson, are affiliated with SZ Investments. Martin Whitman and David Barse, directors of Danielson, are officers and trustees of Third Avenue and also serve as officers of the management company that manages the investments of Third Avenue. The note purchase agreement and other transactions involving the Bridge Lenders were negotiated, reviewed and approved by a special committee of our Board of Directors composed solely of disinterested directors.

Description of Significant Covanta Acquisition Agreements

      The following summary is qualified by reference to each of these agreements and certain exhibits thereto, each of which is incorporated by reference in this prospectus supplement.

Note Purchase Agreement

      We obtained the financing necessary for the Covanta acquisition pursuant to a note purchase agreement dated December 2, 2003, with each of the Bridge Lenders. Pursuant to the note purchase agreement, the Bridge Lenders severally provided us with an aggregate of $40.0 million of bridge financing in exchange for notes convertible under certain circumstances discussed below into shares of our common stock at a price of $1.53 per share, subject to agreed upon limitations. These notes have a scheduled maturity date of January 2, 2005 and an extended maturity date of July 15, 2005, and bear interest at a rate of 12% per annum through July 15, 2004 and 16% per annum thereafter. In the event of a default or the failure to pay a convertible note on its maturity, the interest rate under the note increases by 2% per annum and the notes become immediately due and payable, subject to our ability to cure such event of default.

      In the event that the issuance of shares of our common stock under the notes trigger ownership change limitations, as defined in the note purchase agreement as 48.75%, rather than 50% as under the Internal Revenue Code of 1986, the terms of the convertible notes may be modified. In the event of a non-ownership change rollover event (as defined in the note purchase agreement), the notes will bear interest at 18% per annum, compounded quarterly on the last day of each calendar quarter. In the event of an ownership change rollover event (as defined in the note purchase agreement), amounts in excess of $8.0 million shall be subject to the non-ownership change rollover terms, and a cash fee will be required to be paid, unless prepaid in full in cash. In the first year in which notes are outstanding under the ownership change rollover terms, interest will be 12% per annum. Thereafter, interest on the notes will be 14.5% per annum, calculated quarterly and payable in arrears on the last day of each calendar quarter.

      We used $30.0 million of the proceeds from the notes to post an escrow deposit prior to the closing of the transactions contemplated by the investment and purchase agreement. We amended the investment and purchase agreement as of February 23, 2004 to reduce the purchase price by $175,000 and release $175,000 from a purchase price escrow account so that a limited liability company formed by us and one of our subsidiaries could acquire an equity interest in Covanta Lake, Inc., a wholly-owned indirect subsidiary of Covanta in a transaction separate and distinct from the acquisition of Covanta out of bankruptcy. The acquisition of Covanta was completed on March 10, 2004, at which time the remainder of the escrowed purchase price funds were delivered to Covanta and used as our purchase price for Covanta. We have used and will continue to use the remaining proceeds from the sale of the bridge notes to pay transaction expenses and for general corporate purposes. In this regard, we have agreed to pay up to $0.9 million in the aggregate to the Bridge Lenders as reimbursement for expenses incurred by them in connection with the note purchase agreement.

      We issued to the Bridge Lenders an aggregate of 5,120,853 shares of our common stock primarily in consideration for the $40.0 million of bridge financing. Each of the Bridge Lenders are bound to participate fully in the rights offering in respect of the rights accruing pursuant to these shares of common stock, as well as shares of our common stock owned by any of the Bridge Lenders prior to the execution of the note purchase agreement; provided that their percentage of participation would not exceed the level of Public Participation in the rights offering.

      We expect to repay the notes through this rights offering. If we do not repay all of the outstanding notes, the remainder of the notes would be convertible, without action on the part of the Bridge Lenders, into shares of common stock at the rights offering price of $1.53 per share, subject to agreed upon limitations. At the time that we entered into the note purchase agreement, agreed to issue the notes convertible into shares of our common stock and issued the equity compensation to each of the Bridge Lenders, the trading price of our common stock was below the $1.53 per share conversion price of the notes. On December 1, 2004, the day prior to the announcement of the Covanta acquisition, the closing price of our common stock on the American Stock Exchange was $1.40 per share.

      Under the terms of the note purchase agreement between Danielson and the Bridge Lenders, we agreed with Laminar that in addition to any required prepayment under the note purchase agreement, we would prepay a portion of the $20.0 million in principal amount of notes held by Laminar through the issuance of up to 8.75 million shares of our common stock at a price of $1.53 per share based upon the levels of public participation in this rights offering. As defined in the note purchase agreement, the term “Public Participation” means the fraction, not to exceed one, equal to the total number of shares of our common stock purchased in this rights offering by persons other than the Bridge Lenders and the State of California Commissioner of Insurance divided by 16,388,017, calculated to the fourth decimal place. Accordingly, a portion of the principal amount of notes held by Laminar will be repaid through the issuance of our common stock at a price of $1.53 per share, determined as follows:

(1) if Public Participation is equal to 0.30 or less, then we will issue the number of shares of our common stock equal to the Public Participation fraction multiplied by 5.0 million;

(2) if Public Participation is greater than 0.30 but equal to or less than 0.50, then we will issue 1.5 million shares plus the number of shares of our common stock equal to 7.5 million multiplied by the difference between the Public Participation fraction and 0.30;

(3) if Public Participation is greater than 0.50 but equal to or less than 0.70, then we will issue 3.0 million shares plus the number of shares of our common stock equal to 10.0 million multiplied by the difference between the Public Participation fraction and 0.50; and

(4) if Public Participation is greater than 0.70, then we will issue 5.0 million shares plus the number of shares of our common stock equal to 12.5 million multiplied by the difference between the Public Participation fraction and 0.70.

      Therefore, if the rights offering is fully subscribed by the “public”, then approximately $13.4 million of the $20.0 million principal amount of notes held by Laminar would be repaid through the issuance of 8.75 million shares of our common stock to Laminar. The remaining $6.6 million of such notes held by Laminar would be repaid in cash from the proceeds of this rights offering.

      Following the consummation of this rights offering and the issuance of shares of our common stock to Laminar as described above, we will review the number of shares of our common stock that could be sold without creating an unreasonable risk of an ownership change. Following such determination, we intend to commence an offering of shares to a class of creditors of Covanta that are entitled to participate in an offering of up to 3.0 million shares of our common stock at a price of $1.53 per share pursuant to the plan of reorganization filed with the Bankruptcy Court in connection with our acquisition of Covanta. The actual number of shares to be offered will depend upon the number of shares that can be sold without creating an unreasonable risk of an ownership change and is dependent upon the level of Public Participation in the rights offering and the number of shares issued to Laminar.

      The note purchase agreement provides that so long as the notes are outstanding, we must comply with certain covenants including, among others:

•	that we shall comply with all applicable laws, regulations, orders and other requirements, and timely pay all taxes, pending the repayment or conversion of the outstanding convertible notes;

•	that we shall preserve our corporate existence and all rights and franchises material to our business, pending the repayment or conversion of the outstanding convertible notes; and

•	that we shall pay to each of the Bridge Lenders a cash extension fee in the event that any of the notes are subject to ownership change rollover terms.

      So long as the notes are outstanding, the note purchase agreement further restricts, without a specified percentage of consents being obtained from the Bridge Lenders, our ability to, among others:

•	pay any dividends on or repurchase any of our outstanding securities, other than pursuant to employee benefit plans in the ordinary course of our business, including the payment of dividends using common stock, other than pursuant to the planned rights offering;

•	purchase or sell any material amount of assets, enter into a merger transaction, liquidate or dissolve;

•	incur any debt for borrowed money in an aggregate principal amount in excess of $0.25 million, or incur liens on our property;

•	amend our organizational documents; and

•	enter into any material transactions with affiliates.

      All unpaid principal of and accrued interest on the convertible notes shall become immediately due and payable in cash, in the event that we, any of our significant subsidiaries, or Covanta (other than CPIH), commence or have commenced against us or them:

•	any voluntary proceeding under any provision relating to bankruptcy, insolvency, reorganization, liquidation, or otherwise to the relief of debtors or the readjustment of indebtedness;

•	any general assignment for the benefit of creditors or a composition or similar arrangement with such creditors; or

•	the appointment of a receiver, trustee or similar judicial officer or agent to take charge of or liquidate any of its property or assets.

      A required majority of the Bridge Lenders shall have the right to declare all or any portion of the unpaid principal of and accrued interest on the notes immediately due and payable, subject to certain cure periods, in the event:

•	we accelerate any indebtedness due to a default for borrowed money in excess of $5.0 million;

•	a judgment or judgments are rendered against us that involves an amount in excess of $5.0 million, to the extent not covered by insurance;

•	any of our representations or warranties contained in the note purchase agreement were untrue or incorrect in any material respect as of the date of the note purchase agreement or other specified date therein or certain of our covenants are violated; or

•	a change of control occurs, unless caused solely by the Bridge Lenders.

Tax Sharing Agreement

      We and Covanta entered into a tax sharing agreement dated as of March 10, 2004, which determines Covanta’s tax obligations with respect to other members of our tax consolidated group for taxable years ending after the date of the tax sharing agreement. The tax sharing agreement assumes that approximately $571 million of NOLs, reduced over time by the expiration of a portion of the NOLs and by income generated by some of our new subsidiaries, are available to offset the future taxable income of Covanta, subject to specified adjustments. If Covanta’s actual tax liability for any taxable year is higher than the liability to us determined under the tax sharing agreement, we will have an obligation to indemnify Covanta for any such excess. Because CPIH and its subsidiaries are not members of our tax consolidated group, they will not be entitled to the benefit of the NOLs or of Covanta’s rights under the Tax Sharing Agreement.

Laminar Letter Agreement

      Pursuant to a letter agreement dated December 2, 2003, Laminar has agreed to additional restrictions on the transfer of shares of common stock that Laminar holds or will acquire. We have agreed with Laminar that they will be permitted to sell our common stock over three years in the following amounts:

•	up to 10% of our outstanding shares for a period of one year following March 10, 2004;

•	up to an additional 5% of our outstanding shares, or an aggregate of 15% of our outstanding shares, during the period beginning one year following March 10, 2004 and ending two years following March 10, 2004;

•	up to an additional 5% of our outstanding shares, or an aggregate of 20% of our outstanding shares, during the period beginning two years following March 10, 2004 and ending three years following March 10, 2004; and

•	no restrictions thereafter other than restrictions included in our certificate of incorporation.

      In connection with this letter agreement, a special committee of disinterested members of our Board of Directors has determined that sales of our common stock in accordance with the foregoing limitations will not create an unreasonable risk of an ownership change under Article Fifth of our charter, subject to confirmation at the time of such transfers by our tax counsel.

Registration Rights Agreement

      Pursuant to a registration rights agreement dated as of December 2, 2003, we have agreed with each of the Bridge Lenders to file, at our expense, a registration statement with the SEC to register the shares of our common stock issued to each of them under the note purchase agreement not later than the earlier of (1) June 30, 2004, and (2) ten days after closing of this rights offering. Each of the Bridge Lenders were also granted certain “piggy-back” registration rights with respect to such shares of our common stock.

New Covanta Financing

Domestic Facilities

      Covanta has entered into two credit facilities to provide letters of credit in support of its domestic operations and to maintain existing letters of credit in support of its international businesses. Specifically, Covanta has entered into a letter of credit facility, secured by a first priority lien on Covanta’s available domestic assets, consisting of commitments for the issuance of letters of credit in the aggregate face amount of up to approximately $138 million with respect to a waste-to-energy facility. This first lien credit facility has a term of five years, requires cash collateral to be posted for issued letters of credit in the event Covanta has cash in excess of specified amounts. Covanta also paid a 1% upfront fee (approximately $1.38 million) upon entering into the first lien credit facility, and will pay with respect to each issued letter of credit (1) a fronting fee equal to the greater of $500 and 0.25% per annum of the daily amount available to be drawn under such letter of credit, (2) a letter of credit fee equal to 2.5% per annum of the daily amount available to be drawn under such letter of credit, and (3) an annual fee of $1,500. Amounts paid with respect to drawn letters of credit bear interest at the rate of 3% over the Base Rate (being the higher of (a) the prime rate or (b) 0.5% in excess of the federal funds effective rate) on issued letters of credit (increasing to 5% over the Base Rate in specified default situations).

      Additionally, Covanta has entered into a letter of credit facility, secured by a second priority lien on Covanta’s available domestic assets, consisting of commitments for the issuance of standby letters of credit in the aggregate face amount of up to $118 million. This second lien credit facility provides that of the total commitments available, up to $10 million may be used for cash borrowings, on a revolving basis to fund working capital requirements and for general corporate purposes. Among other things, the second lien credit facility provides Covanta with the ability to issue letters of credit as may be required with respect to various domestic waste-to-energy facilities. This second lien credit facility has a term of five years. The letter of credit component of the second lien credit facility requires cash collateral to be posted for issued letters of credit in the event Covanta has cash in excess of specified amounts. Amounts borrowed under the revolving loan component of the second lien credit facility bear interest at either (i) 4.5% over the Base Rate or (ii) 6.5% over a formula Eurodollar rate, the applicable rate to be determined by Covanta (increasing by 2% over the then applicable rate in specified default situations). Covanta also paid an upfront fee of $2.36 million upon entering into the second lien credit agreement, and will pay (i) a commitment fee equal to 0.5% per annum of the daily calculation of available credit, (ii) an annual agency fee of $30,000, and (iii) with respect to each issued letter of credit an amount equal to 6.5% per annum of the daily amount available to be drawn under such letter of credit. Amounts paid with respect to drawn letters of credit bear interest at the rate of 4.5% over the Base Rate on issued letters of credit (increasing to 6.5% over the base rate in specified default situations). Subsequent to the signing of the investment and purchase agreement, each of Third Avenue and Laminar assigned approximately 30% of their participation in the second lien letter of credit facility to Goldman Sachs Credit Partners, L.P. and Laminar assigned the remainder of its participation in the second lien letter of credit facility to TRS Elara, LLC.

      Covanta has also entered into a domestic intercreditor agreement, with the lenders under the domestic credit facilities and the trustee under the indenture for the high yield notes discussed below, that sets forth, among other things, provisions regarding the application of payments made by Covanta among the lenders and certain matters relating to priorities upon the exercise of remedies with respect to the collateral pledged under the loan documents.

      Both domestic credit facilities provide for mandatory prepayments of all or a portion of amounts funded by the lenders under letters of credit and the revolving loan upon the occurrence of specified events. These events include certain sales of assets, incurrence of additional indebtedness, availability of annual cash flow, or cash on hand above certain base amounts, and change of control transactions.

      The terms of both domestic credit facilities require Covanta to comply with certain covenants including, among others:

•	that Covanta shall furnish the lenders with periodic financial, operating and other information;

•	that Covanta shall preserve its corporate existence and all rights and franchises material to its business;

•	that Covanta shall comply with all applicable laws, rules, regulations and orders, and timely pay all taxes; and

•	that Covanta shall obtain ratings of the high yield notes discussed below from Standard & Poor’s Rating Group and/or Moody’s Investors Service, Inc.

      The domestic credit facilities further restricts, without a certain specified percentage of consents being obtained from the lenders, Covanta’s ability to, among others:

•	incur indebtedness, or incur liens on its property, subject to specific exceptions;

•	pay any dividends on or repurchase any of its outstanding securities, subject to specific exceptions;

•	deviate from specified financial ratios and covenants, including those pertaining to consolidated net worth, adjusted EBITDA, cash flow and capital expenditures;

•	sell any material amount of assets, enter into a merger transaction, liquidate or dissolve;

•	enter into any material transactions with shareholders and affiliates;

•	amend its organization documents; and

•	engage in a new line of business.

      All unpaid principal of and accrued interest on the revolving loan, and an amount equal to 105% of the maximum amount that may at any time be drawn under outstanding letters of credit, shall become immediately due and payable in the event that Covanta or certain of its affiliates (including us) become subject to specified events of bankruptcy or insolvency. Such amounts shall also become immediately due and payable, upon action taken by a specified percentage of the lenders, in the event that any of the following occurs after the expiration of applicable cure periods:

•	a failure by Covanta to pay amounts due under the domestic credit facilities or other debt instruments;

•	breaches of representations, warranties and covenants under the domestic credit facilities;

•	a judgment or judgments are rendered against Covanta that involve an amount in excess of $5.0 million, to the extent not covered by insurance;

•	any event that has caused a material adverse effect on Covanta;

•	a change in control;

•	the domestic intercreditor agreement or any security agreement ceases to be in full force and effect;

•	certain terminations of material contracts; or

•	any securities issuance or equity contribution which is reasonably expected to have a material adverse effect on the availability of net operating losses.

International Facilities

      CPIH, a subsidiary of Covanta which holds the assets and operations of Covanta’s international independent power production business, entered into two credit facilities: a new revolving credit facility secured by a first priority lien on substantially all of CPIH’s assets, junior only to duly perfected and unavoidable prior liens, consisting of commitments for cash borrowings of up to $10.0 million for purposes of supporting the international independent power production business, and a term loan facility of up to

$95.0 million secured by a second priority lien on substantially all of CPIH’s assets, junior only to duly perfected and unavoidable prior liens, including the lien with respect to the new CPIH revolving credit facility.

      The CPIH revolving credit facility has a maturity date of three years following execution and bears interest at the rate of either (i) 7% over the Base Rate or (ii) 8% over a formula Eurodollar rate, the applicable rate to be determined by CPIH (increasing by 2% over the then applicable rate in specified default situations). CPIH also paid a 2% upfront fee ($0.2 million) upon entering into the international revolving credit facility, and will pay (i) a commitment fee equal to 0.5% per annum of the daily calculation of available credit, and (ii) an annual agency fee of $30,000.

      The CPIH term loan is in the aggregate principal amount of $95.0 million, subject to adjustment, with a maturity date of three years following execution, and bears interest at 10.5% per annum, 6.0% of such interest to be paid in cash and the remaining 4.5% to be paid in cash to the extent available and otherwise payable by adding it to the outstanding principal balance. The interest rate increases to 12.5% per annum in specified default situations.

      CPIH has also entered into the international intercreditor agreement with the lenders under the CPIH revolving credit facility and the CPIH term loan and with Covanta, that sets forth, among other things, provisions regarding the application of payments made by CPIH among the respective lenders and Covanta and matters relating to the exercise of remedies with respect to the collateral pledged under the loan documents, and pursuant to which Covanta will be entitled to reimbursements of operating expenses made on behalf of CPIH and payments made with respect to various parent guarantees being retained on behalf of CPIH.

      The mandatory prepayment provisions, affirmative covenants, negative covenants and events of default under the two international credit facilities are similar to those found in the two domestic credit facilities.

New High Yield Notes

      Covanta has issued high yield notes at a discount in an aggregate principal amount of $205 million accreting to an aggregate principal amount of $230 million upon maturity seven years after Covanta’s emergence from bankruptcy. Interest will be paid semi-annually in arrears on $230 million of the high yield notes at a rate of 8.25% per annum. The high yield notes are secured by a third priority lien on Covanta’s available domestic assets. In addition, all or part of the high yield notes are pre-payable by Covanta at 100% of the accreted value during the first two years and at a premium starting at 104.625% of par and decreasing during the remainder of the term of the high yield notes. There are no mandatory sinking fund provisions. Upon the occurrence of a change of control event and certain sales of assets, Covanta is obligated to offer to repurchase all or any part of the high yield notes at 101% of the accreted value.

      The indenture, dated as of March 10, 2004, relating to the high yield notes requires Covanta to comply with certain covenants, including among others:

•	restrictions on the payment of dividends, the repurchase of stock, the incurrence of indebtedness and liens and the repayment of subordinated debt, unless specified financial and other conditions are met;

•	restrictions on the sale of certain material amounts of assets or securities, unless specified conditions are met;

•	restrictions on material transactions with affiliates;

•	limitations on engaging in new lines of business; and

•	preserving its corporate existence and its material rights and franchises.

      The high yield notes shall become immediately due and payable in the event that Covanta or certain of its affiliates become subject to specified events of bankruptcy or insolvency, and shall become immediately due and payable, upon action taken by the trustee under the indenture or holders of a specified percentage of principal under outstanding high yield notes, in the event that any of the following occurs after expiration of applicable cure periods:

•	a failure by Covanta to pay amounts due under the high yield notes or certain other debt instruments;

•	a judgment or judgments are rendered against Covanta that involve an amount in excess of $10 million, to the extent not covered by insurance; and

•	a failure by Covanta to comply with its obligations under the indenture.

Unsecured Notes

      Covanta has authorized the issuance of up to $50.0 million in principal of unsecured global notes to certain creditors of Covanta under an indenture with a maturity date of eight years after Covanta’s emergence from bankruptcy. Interest will be payable semi-annually at a rate of 7.5%. Annual amortization payments of approximately $3.9 million, are due beginning in 2006, with the balance due on maturity. The unsecured notes are subordinated in right of payment to all senior indebtedness including, the first lien letter of credit facility, the second lien letter of credit facility, and the high yield notes. The unsecured notes will otherwise rank equally with, or be senior to, all other indebtedness of Covanta. There are no mandatory sinking fund provisions and Covanta may redeem the unsecured notes at any time without penalty or premium. Upon the occurrence of a change of control event and certain sales of assets, Covanta is obligated to offer to repurchase all or any part of the unsecured notes at 101% of par on the accreted value.

      The indenture, dated as of March 10, 2004, relating to the unsecured notes requires Covanta to comply with various covenants, including among others:

•	restrictions on the payment of dividends, the repurchase of stock, the incurrence of indebtedness and liens and the repayment of subordinated debt, unless specified financial and other conditions are met;

•	restrictions on the sale of certain material amounts of assets or securities, unless specified conditions are met;

•	restrictions on material transactions with affiliates; and

•	preserving its corporate existence and its material rights and franchises.

      The unsecured notes shall become immediately due and payable in the event that Covanta or certain of its affiliates become subject to specified events of bankruptcy or insolvency, and shall become immediately due and payable, upon action taken by the trustee under the indenture or holders of a specified percentage of principal under outstanding unsecured notes, in the event that any of the following occurs after expiration of applicable cure periods:

•	a failure by Covanta to pay amounts due under the high yield notes or certain other debt instruments; and

•	a failure by Covanta to comply with its obligations under the indenture.

USE OF PROCEEDS

      The proceeds from the rights offering, will be used to repay the $40.0 million of principal amount of bridge notes issued by us in connection with financing our acquisition of Covanta, to the extent not converted into common stock, and any remaining proceeds, if any, will be available for general corporate purposes, including expenses of this rights offering estimated to be $0.3 million. See “Acquisition of Covanta Energy Corporation — Note Purchase Agreement” for a discussion of the specific terms of the bridge notes. We have not engaged an underwriter so no underwriting fees or commission will be payable in connection with this rights offering.

      Assuming full participation, we expect to receive approximately $42.0 million from this rights offering. Under the terms of the note purchase agreement, we are required to use the proceeds of this rights offering to repay the bridge notes in cash, except that Laminar has agreed that we will issue up to an additional 8.75 million shares of our common stock at $1.53 per share based upon the levels of Public Participation in this rights offering. See “Acquisition of Covanta Energy Corporation — Note Purchase Agreement” for a more complete discussion of the application of the levels of Public Participation and the number of shares of common stock to be issued. Further, we have agreed that following the consummation of this rights offering and the issuance of shares of our common stock to Laminar, we will review the number of shares of our common stock that could be sold without creating an unreasonable risk of an ownership change.

      Assuming full public participation by the public in this rights offering and repayment of the bridge notes at June 30, 2004, we would expect to have a net cash inflow as shown below:

		(In millions)

Expected Proceeds from this Rights Offering		$42.0
Estimated Offering Expenses		(0.3)
Repayment of Bridge Financing:
Principal	$40.0
Less Issuance of Laminar Shares	(13.4)
Accrued Interest at June 30, 2004	2.8	(29.4)

Net Cash to Danielson		$12.3

      In connection with these transactions and assuming full participation, information as to share issuance and resulting outstanding shares follows:

Rights Offering	27.44 million shares
Laminar Shares	8.75 million shares
Common Stock Outstanding Prior to Rights Offering	36.58 million shares
Common Stock Outstanding Following Issuances	72.77 million shares

      Although our common stock is currently trading at a significant premium to the $1.53 per share exercise price applicable to this rights offering, there can be no assurances as to the extent of the Public Participation in this rights offering. If there is not full participation in this rights offering and we are unable to repay all or a portion of the bridge notes, then the notes are convertible without action by the Bridge Lenders into shares of our common stock based on a price of $1.53 per share subject to certain agreed upon limitations. If, for example, only 50% of this rights offering was subscribed for by the “public” (i.e., approximately 8.2 million shares) and we do not otherwise repay the bridge notes, the net cash result would be as follows at June 30, 2004:

		(In millions)

Expected Proceeds from Rights Offering		$21.0
Estimated Expenses of Offering		(0.3)
Repayment of Bridge Financing:
Principal	40.0
Less Issuance of Laminar Shares	(4.6)
Less Conversion of SZ Investments, Third Avenue and Laminar Notes	(17.5)
Accrued Interest at June 30, 2004	2.8	(20.7)

Net Cash to Danielson		$0.0

      In that case, information as to share issuance and resulting outstanding shares follows:

Rights Offering	13.72	million shares
Laminar Shares	3.00	million shares
Common Stock Outstanding Prior to Rights Offering	36.58	million shares
Common Stock Outstanding Following Issuances	53.30	million shares

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004, on an actual basis and as adjusted to give effect to the rights offering. You should read this summary in conjunction with the following:

•	“Use of Proceeds” located elsewhere in this prospectus supplement;

•	“Selected Financial Data — Danielson” located elsewhere in this prospectus supplement;

•	“Selected Financial Data — Covanta” located elsewhere in this prospectus supplement;

•	Our consolidated financial statements and related notes contained in our annual report on Form 10-K for the fiscal year ended December 31, 2003 and incorporated by reference in this prospectus supplement;

•	Our unaudited interim consolidated financial statements and related notes contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2004 and incorporated into this prospectus supplement by reference thereto;

•	Covanta’s consolidated financial statements and related notes contained in Covanta’s annual report on Form 10-K for the three years ended December 31, 2003 were filed as Exhibit 99.2 to our current report of Form 8-K/ A dated May 10, 2004 and filed with the SEC on May 11, 2004. Those consolidated financial statements are incorporated by reference into this prospectus supplement; and

•	Covanta’s unaudited interim consolidated financial statements and related notes contained in Covanta’s quarterly report on Form 10-Q for the quarter ended March 31, 2004 were filed as Exhibit 99.4 to our current report of Form 8-K/ A dated May 10, 2004 and filed with the SEC on May 11, 2004. Those consolidated financial statements are incorporated by reference into this prospectus supplement.

DANIELSON HOLDING CORPORATION

Pro Forma Consolidated Condensed Unaudited Capitalization Table

	March 31, 2004

	Actual	Adjustments	As Adjusted

DEBT
Energy and Water Long-term Debt	$347,406	$—	$347,406
Energy and Water Project Debt	941,137		941,137
Parent Company Debt Payable to Related Parties	40,000	(40,000)	—

Total Debt Obligations	1,328,543	(40,000)	1,288,543

STOCKHOLDERS’ EQUITY:
Preferred Stock ($0.10 par value; authorized 10,000,000 shares; none issued and outstanding)	—	—	—
Common Stock ($0.10 par value; authorized 150,000,000 shares; issued 35,969,941, actual and 72,158,059, as adjusted shares; outstanding 35,959,145, actual and 72,147,263, as adjusted shares)	3,597	3,619	7,216
Additional Paid-in Capital	135,433	51,449	186,882
Unearned Compensation	(238)		(238)
Accumulated Other Comprehensive Loss	17		17
Accumulated Deficit	(100,607)		(100,607)
Treasury Stock (Cost of 10,796 shares)	(66)		(66)

Total Stockholders’ Equity	38,136	55,068	93,204

Total Capitalization	$1,366,679	$15,068	$1,381,747

(1)	Pro forma adjustments reflect the effect of the issuance of shares of our common stock under this rights offering, the conversion of bridge notes purchased by Laminar under the note purchase agreement and the use of rights offering proceeds to repay the bridge financing obtained pursuant to the note purchase agreement and to pay estimated offering expenses $300,000.

(2)	Pro forma adjustments assume full Public Participation in this rights offering. Full Public Participation assumes that all 36,584,158 shares outstanding at May 17, 2004 were subscribed with cash proceeds of $41,980,321 (27,438,118 at $1.53 per share).

(3)	Pro forma adjustments reflect conversion of 8,750,000 shares at $1.53 ($13,387,500) relating to Laminar’s portion of the bridge financing.

(4)	Pro forma adjustments reflect the use of the proceeds of this rights offering to repay the remaining bridge financing of $26,612,500, the balance remaining after Laminar’s conversion.

(5)	The as adjusted amounts in the table do not include the effect of the net issuance of an aggregate of 625,013 shares (consisting of the issuance of 714,490 shares and the cancellation of 89,477 shares received in connection with the cashless exercise of stock options) issued upon the exercise of stock options at prices between $3.37 to $7.06250 from April 1, 2004 to May 14, 2004.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF

CONSOLIDATED OPERATIONS

      The following unaudited pro forma condensed statements of consolidated operations for the quarter ended March 31, 2004 and the fiscal year ended December 31, 2003 are based on our historical financial statements and the historical financial statements of Covanta and give effect to the acquisition of Covanta as if it were consummated on the same terms at the beginning of each period. The historical financial statements have been adjusted for pro forma events that are (1) directly attributable to the transaction, (2) expected to have continuing impact and (3) factually supportable.

      This unaudited pro forma condensed consolidated financial information should be read in conjunction with the following:

•	the accompanying notes to the unaudited pro forma condensed statements of consolidated operations;

•	Covanta’s separate historical unaudited financial statements as of and for the three months ended March 31, 2004 contained in Covanta’s quarterly report on Form 10-Q for the quarter ended March 31, 2004 were filed as Exhibit 99.4 to our current report of Form 8-K/ A dated May 10, 2004 and filed with the SEC on May 11, 2004. Those financial statements are incorporated by reference into this prospectus supplement;

•	Covanta’s separate historical financial statements as of and for the year ended December 31, 2003 contained in Covanta’s annual report on Form 10-K for the fiscal year ended December 31, 2003 were filed as Exhibit 99.2 to our current report of Form 8-K/ A dated May 10, 2004 and filed with the SEC on May 11, 2004. Those financial statements are incorporated by reference into this prospectus supplement;

•	Danielson’s historical unaudited financial statements as of and for the three months ended March 31, 2004 contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2004 and incorporated into this prospectus supplement by reference thereto; and

•	Danielson’s separate historical financial statements as of and for the year ended December 31, 2003 contained in our annual report on Form 10-K for the fiscal year ended December 31, 2003 and incorporated into this prospectus supplement by reference thereto.

      The unaudited pro forma condensed financial information is provided for informational purposes only and is not necessarily indicative of the results of operations or financial position of the combined companies that would have occurred had the transactions been consummated at the beginning of the periods presented, nor is it indicative of future operating results or financial position. The unaudited pro forma condensed statements of consolidated operations do not give consideration to expense savings.

      The unaudited pro forma adjustments are based upon currently available information and upon assumptions that management believes are reasonable under the circumstances. These adjustments were based upon the preliminary work of Covanta and financial consultants, as well as other valuation estimates to determine the relative fair values of Covanta’s assets and liabilities. Accordingly, the allocation of purchase price is subject to refinement.

PRO FORMA CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS

FOR THE QUARTER ENDED MARCH 31, 2004
(In Thousands of Dollars, Except per Share Amounts)

	Covanta
	January 1 through		Covanta					Pro Forma
	March 10, 2004	Deconsolidation	Historical	Danielson	Pro Forma			Condensed
	As Reported	of Entities	As Adjusted	As Reported	Adjustments			Consolidated

Revenues:
Energy and Water:
Services	$89,858	$(5,282)	$84,576	$25,453	$			$110,029
Electricity and steam sales	53,307	(535)	52,772	13,521				66,293
Construction revenues	58		58	0				58
Other revenue-net	9		9	2				11

	143,232	(5,817)	137,415	38,976		0		176,391

Insurance and Other:
Net earned premiums				5,988				5,988
Net investment income				808				808
Net realized investment gains				171				171
Other				18				18

	0	0	0	6,985		0		6,985

Total Revenues	143,232	(5,817)	137,415	45,961		0		183,376

Costs and Expenses:
Energy and Water:
Plant operating	100,775	(3,632)	97,143	27,322				124,465
Construction costs	73	(59)	14	0				14
Depreciation and amortization	13,426	(786)	12,640	3,495		(16,135	)a	16,004
						8,779	b
						7,225	c
Debt service charges, net	13,241	(1,045)	12,196	2,237		(796	)d	11,014
						(2,623	)e
Other operating costs and expenses	(209)		(209)	12				(197)
Net loss (gain) on disposition of businesses	(175)	175	0	0				0
Selling, general and administrative expenses	7,596	(322)	7,274	1,596				8,870
Other expenses, net	(1,924)		(1,924)	(198)				(2,122)
Write-down of net assets held for use

	132,803	(5,669)	127,134	34,464		(3,550)		158,048

Insurance and Other:
Net losses and loss adjustment				4,283				4,283
Other				3,291				3,291

	0	0	0	7,574		0		7,574

Total Costs and Expenses	132,803	(5,669)	127,134	42,038		(3,550)		165,622

Operating income (loss)	10,429	(148)	10,281	3,923		3,550		17,754

Equity in income (loss) of unconsolidated subsidiaries	4,817	142	4,959	1,015				5,974
Interest expense	5,374	(6)	5,368	6,922		(5,368	)h	15,878
						8,956	i
Reorganization items	58,282		58,282			(58,282	)k	0
Fresh start adjustments	214,927		214,927			(214,927	)k	0
Gain on extinguishment of debt	(510,680)		(510,680)			510,680	k	0

Income (loss) from continuing operations before income taxes and minority interests	247,343	0	247,343	(1,984)		(237,509)		7,850
Income tax benefit (expense)	(215,269)		(215,269)	368		215,269	k	(1,555)
						(1,923	)l
Minority interests	(2,511)		(2,511)	(557)				(3,068)

Income (loss) from continuing operations	$29,563	$0	$29,563	$(2,173)		$(24,163)		$3,227

Per Common Share Information
Earnings (loss) per common share — continuing operations
Basic				($0.07)				$0.09
Diluted				($0.07)				$0.06
Weighted average common shares outstanding and common stock equivalents
Basic				31,954				35,837
Diluted				31,954				65,637

FOR THE YEAR ENDED DECEMBER 31, 2003

								Pro Forma
	Covanta As	Deconsolidation	Covanta As	Danielson	Pro Forma			Condensed
	Reported	of Entities	Adjusted	As Reported	Adjustments			Consolidated

	(In thousands of dollars, except per share amounts)
Revenues:
Energy and Water:
Services	$499,245	$(28,379)	$470,866	$	$			$470,866
Electricity and steam sales	277,766	(2,103)	275,663					275,663
Construction revenues	13,448	(10,881)	2,567					2,567
Other revenue-net	9		9					9

	790,468	(41,363)	749,105	0		0		749,105

Insurance and Other:
Net earned premiums				35,851				35,851
Net investment income				4,343				4,343
Net realized investment gains				2,080				2,080
Other				283				283

	0	0	0	42,557		0		42,557

Total Revenues	790,468	(41,363)	749,105	42,557		0		791,662

Costs and Expenses:
Energy and Water:
Plant operating	500,627	(22,786)	477,841					477,841
Construction costs	20,479	(20,381)	98					98
Depreciation and amortization	71,932	(4,121)	67,811			(67,811	)a	64,014
						35,114	b
						28,900	c
Debt service charges, net	76,770	(5,954)	70,816			(5,053	)d	55,272
						(10,491	)e
Other operating costs and expenses	2,209		2,209					2,209
Net loss (gain) on disposition of businesses	7,246		7,246			(7,246	)f	0
Selling, general and administrative expenses	35,639	(1,735)	33,904					33,904
Other expenses, net	(1,119)	(15)	(1,134)					(1,134)
Write-down of net assets held for use	16,704		16,704			(16,704	)g	0

	730,487	(54,992)	675,495	0		(43,291)		632,204

Insurance and Other:
Net losses and loss adjustment				36,684				36,684
Other				18,779				18,779

	0	0	0	55,463		0		55,463

Total Costs and Expenses	730,487	(54,992)	675,495	55,463		(43,291)		687,667

Operating income (loss)	59,981	13,629	73,610	(12,906)		43,291		103,995

Equity in income (loss) of unconsolidated subsidiaries	29,941	(13,588)	16,353	(54,877)				(38,524)
Interest expense	36,990	(27)	36,963	1,424		(36,963	)h	59,121
						46,419	i
						11,278	j
Reorganization items	83,346	(440)	82,906			(82,906	)k	0

Income (loss) from continuing operations before income taxes and minority interests	(30,414)	508	(29,906)	(69,207)		105,463		6,350
Income tax benefit (expense)	12,555	(508)	12,047	(18)		(41,026	)l	(4,775)
						24,222	m
Minority interests	(8,905)		(8,905)					(8,905)

Income (loss) from continuing operations	$(26,764)	$0	$(26,764)	$(69,225)		$88,659		$(7,330)

Per Common Share Information
Earnings (Loss) per common share — continuing operations
Basic				$(2.25)				$(0.20)
Diluted				$(2.25)				$(0.20)
Weighted average common shares outstanding and common stock equivalents
Basic				30,783				35,904
Diluted				30,783				35,904

Note 1 —	Basis of Presentation

      As required by the investment and purchase agreement, Covanta filed a proposed plan of reorganization, proposed plan of liquidation for specified non-core businesses, and the related draft disclosure statement, each reflecting the transactions contemplated under the investment and purchase agreement, with the Bankruptcy Court. On March 5, 2004, the Bankruptcy Court confirmed the proposed plans, referred to collectively in this prospectus supplement as the “Reorganization Plan”. Under the terms of the investment and purchase agreement, on March 10, 2004, we acquired 100% of Covanta’s equity in consideration for approximately $30 million in cash.

      With the purchase of Covanta, we acquired a leading provider of waste to energy services, independent power production and water and wastewater treatment services in the United States and abroad. Our equity investment and ownership provided Covanta’s businesses with improved liquidity and capital resources to finance their business activities and emerge from bankruptcy. Management believes that these factors will enable us to earn an attractive return on our investment.

      The aggregate purchase price was $47.5 million which includes the cash purchase price of $29.8 million, approximately $6.4 million for professional fees and other estimated costs incurred in connection with the acquisition, and an estimated fair value of $11.3 million for our commitment to sell up to 3.0 million shares of our common stock at $1.53 per share to a class of creditors of Covanta.

      The following table summarizes the preliminary allocation of values to the assets acquired and liabilities assumed at the date of acquisition in conformity with Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” and SFAS No. 109 “Accounting for Income Taxes”. In addition to purchase price allocation adjustments, Covanta’s emergence from Chapter 11 proceedings on March 10, 2004 resulted in a new reporting entity and adoption of fresh start accounting as of that date, in accordance with AICPA Statement of Position (SOP) 90-7, “Financial Reporting by Entities in Reorganization Under Bankruptcy Code”. These preliminary fair value determinations of the tangible and intangible assets are based on discounted cash flows using currently available information. The excess of the reorganization value over tangible assets and identifiable intangible assets has been reflected as goodwill. Management’s estimate of the fair value of long term debt was based on the new principal amounts of recourse debt that was part of the reorganized capital structure of Covanta upon emergence from bankruptcy. We have engaged valuation consultants to review our valuation methodology and their work is ongoing. Changes in the fair values of these assets from the current estimated values as well as changes in other assumptions could significantly impact the reported value of goodwill.

      The summary balance sheet information that follows reflects:

(1) reduction of Covanta’s property, plant and equipment carrying values;

(2) increase in the carrying value of the Covanta’s various operation and maintenance agreements and power purchase agreements;

(3) forgiveness of the Covanta’s pre-petition debt;

(4) issuance of new common stock to us and other items in equity and notes pursuant to the Reorganization Plan;

(5) payment of various administrative and other claims associated with the Covanta’s emergence from Chapter 11;

(6) distribution of cash of $235.5 million to the Covanta’s pre-petition secured lenders and for the payment of exit costs and funding of reserves;

(7) recognition of deferred tax assets principally related to NOLs from the inclusion of Covanta in our consolidated federal income tax group; and

(8) direct costs and expenses related to our acquisition of Covanta.

      These adjustments were based upon the preliminary work of Covanta and financial consultants, as well as other valuation estimates, to determine the relative fair values of Covanta’s assets and liabilities. Accordingly, the allocation of purchase price is subject to refinement. Any increase or decrease in the fair value of Covanta’s assets, liabilities, commitments, contracts and other items as compared to the information shown herein will change the purchase price allocable to goodwill and may impact results of consolidated operations due to adjustments in depreciation and amortization or accretion related to the adjusted assets or liabilities.

March 10, 2004

($000s)
Current Assets	$529,923
Property, Plant and Equipment	1,034,779
Intangible Assets	318,114
Goodwill	24,470
Other Assets	329,743

Total Assets Acquired	2,237,029

Current Liabilities	371,618
Long-term Debt	337,761
Project Debt	847,651
Deferred Income Taxes	305,784
Other Liabilities	326,690

Total Liabilities Assumed	2,189,504

Net Assets Acquired	$47,525

      Acquired intangible assets of $318.1 million primarily relate to service agreements on publicly owned waste to energy projects with an approximate 16 year weighted average useful life.

      The $24.5 million of goodwill is not expected to be deductible for income tax purposes. Approximately $20.3 million of goodwill has been assigned to Covanta’s domestic energy and water operations and $4.2 million to Covanta’s international energy operations.

      The results of operations from Covanta are included in our consolidated results of operations from March 10, 2004. The attached unaudited pro forma condensed statements of consolidated operations for the quarters ended March 31, 2004 and the fiscal year ended December 31, 2003 have been prepared as if the acquisition of Covanta were consummated on the same terms at the beginning of each of the periods presented.

Note 2 —	Pro Forma Adjustments

      (a) Adjustment to reverse Covanta’s historical depreciation and amortization.

      (b) Adjustment to include new depreciation based on fair values assigned to Covanta’s property, plant and equipment as of March 10, 2004.

      (c) Adjustment to include new amortization based on fair values assigned to Covanta’s acquired intangible assets as of March 10, 2004, primarily service agreements on publicly owned waste to energy projects.

      (d) Adjustment to reverse Covanta’s historical amortization of bond issuance costs on outstanding debt.

      (e) Adjustment to include amortization of the premium on debt based on fair values assigned to Covanta’s debt as of March 10, 2004.

      (f) Adjustment to reverse gain (loss) on sale of businesses that were sold as part of the Heber plan and other liquidators not part of Covanta business acquired.

      (g) Adjustment to reverse historical write-down of net assets held for use related to liquidators not part of Covanta business acquired.

      (h) Adjustment to reverse historical interest expense associated with pre-emergence financing of Covanta.

      (i) Adjustment to include interest expense based on post-emergence financing of Covanta.

      (j) Adjustment to record additional interest expense on convertible notes issued by us to finance the purchase of Covanta. The pro forma adjustment assumes the convertible notes were outstanding for all of 2003 at an interest rate of 12% per annum from January 1, 2003 to July 15, 2003 and 16% per annum for the remainder of 2003. However, we intend to repay the convertible notes from the proceeds of a rights offering in 2004. Assuming this repayment occurs on June 30, 2004, approximately $3.2 million of interest expense would be avoided for the second half of 2004.

      (k) Adjustment to remove historical reorganization items related to costs resulting from Covanta’s bankruptcy proceedings.

      (l) Adjustment to record the estimated tax effects associated with the pro forma adjustments to pre-tax income.

      (m) Adjustment to record income tax benefits with respect to our 2003 pre-tax losses from continuing operations to give effect to acquisition of Covanta as if it occurred on January 1, 2003.

Note 3 —	Income (Loss) Per Share

      The pro forma basic income (loss) per common share data have been computed using average number of number of shares of our common stock, par value $0.10 per share, outstanding during the relevant period, adjusted on a pro forma basis for the issuance at the beginning of each period of an aggregate of 5,120,853 shares of common stock to the Bridge Lenders in connection with the $40.0 million of bridge financing provided for the Covanta acquisition. The pro forma effects associated with the $40.0 million convertible notes issued for the bridge financing and our commitment to sell up to 3.0 million shares of our common stock at $1.53 per share to a class of creditors of Covanta have been included in the pro forma diluted income (loss) per share to the extent dilutive.

Note 4 —	Pension Cost

      The fair value adjustments for Covanta’s pension and post-retirement benefit plans treats the previously unrecognized prior service cost and net actuarial loss as though they were recognized. No separate adjustment has been made in the unaudited condensed statements of consolidated operations to adjust net periodic pension and post-retirement benefit costs.

SELECTED CONSOLIDATED FINANCIAL DATA — DANIELSON

      The following table presents our selected consolidated financial data. The selected financial data for each of our fiscal years in the years ended December 31, 2003, December 27, 2002, and December 31, 2001, 2000 and 1999 and for the quarters ended March 31, 2004 and March 28, 2003 have been derived from our audited annual or unaudited interim consolidated financial statements.

      Our selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes, each contained in our annual report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated by reference in this prospectus supplement.

Danielson Holding Corporation and Subsidiaries

	Quarter	Quarter
	Ended	Ended	Fiscal Years Ended
	March 31,	March 28,
	2004*	2003	2003(2)	2002(1)	2001	2000	1999

	(Unaudited)	(Unaudited)

	(Dollars in thousands, except share and per share data)
Statement of Operations Data:
Operating revenue	$45,875	$11,076	$41,123	$531,501	$92,104	$84,331	$70,651
Operating expense	41,952	13,726	54,029	528,168	106,365	83,167	69,293

Operating (loss) income	3,923	(2,650)	(12,906)	3,333	(14,261)	1,164	1,358
Other (loss) income	1,015	(55,174)	(54,877)	2,793	—	—	—
Interest expense	6,922	—	1,424	38,735	—	—	—

(Loss) income before taxes	(1,984)	(57,824)	(69,207)	(32,609)	(14,261)	1,164	1,358
Income tax provision (benefit)	(368)	12	18	346	73	134	103
Minority Interests	(557)	—	—	—	—	—	—

Net (loss) earnings	$(2,173)	(57,836)	$(69,225)	$(32,955)	$(14,334)	$1,030	$1,255

Basic (loss) earnings per share	$(0.07)	$(1.88)	$(2.25)	$(1.26)	$(0.74)	$0.06	$0.08

Diluted (loss) earnings per share	$(0.07)	$(1.88)	$(2.25)	$(1.26)	$(0.74)	$0.05	$0.07

Statement of Financial Position Data:
Cash and cash equivalents	$111,703	$8,225	$17,952	$25,183	$17,866	$12,545	$8,339
Properties — net	1,033,813	260	254	654,575	131	56	60
Investments	131,905	95,378	71,057	93,746	148,512	147,667	132,157
Total assets	2,330,983	146,245	162,648	1,032,945	208,871	210,829	194,752
Unpaid losses and LAE	77,445	94,807	83,380	101,249	105,745	100,030	94,934
Debt	1,328,543	—	40,000	597,246	—	—	—
Shareholders’ equity	38,136	33,343	27,791	77,360	74,463	81,330	76,226
Book value per share of common stock	1.06	1.08	.78	2.51	3.82	4.21	4.13
Shares of common stock outstanding(3)	35,959,145	30,817,297	35,782,644	30,817,297	19,505,952	19,295,954	18,476,265

      As a result of the consummation of the Covanta acquisition on March 10, 2004, the future performance of DHC will predominantly reflect the performance of Covanta’s operations which are significantly larger than DHC’s insurance operations. As a result, the nature of DHC’s business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, DHC’s prior financial performance and results of operations will not be indicative of its future performance.

*	Includes consolidated financial position and results of operations of Danielson and Covanta. Covanta’s results of operations included subsequent to acquisition on March 10, 2004.

(1)	In 2002, DHC purchased 100% of ACL, 5.4% of GMS and 50% of Vessel Leasing.

(2)	ACL, which was acquired on May 29, 2002, and certain of its subsidiaries, filed a petition on January 31, 2003 with the U.S. Bankruptcy Court for the Southern District of Indiana, New Albany Division to reorganize under Chapter 11 of the U.S. Bankruptcy Code. As a result of this filing, while DHC continues to exercise significant influence over the operating and financial policies of ACL, it no longer maintains control of the activities of ACL. Accordingly, DHC no longer includes ACL and its subsidiaries as consolidated subsidiaries in DHC’s financial statements. DHC’s investments in these entities are presented using the equity method effective as of the beginning of the year ending December 31, 2003. Other (loss) income above consists of DHC’s equity in the net loss of ACL, GMS and Vessel Leasing in 2003.

(3)	Does not give effect to currently exercisable options, and, in 2001, 2000 and 1999, warrants to purchase shares of Common Stock.

SELECTED CONSOLIDATED FINANCIAL DATA — COVANTA

      The following table presents Covanta’s selected consolidated financial data. The selected financial data for each of Covanta’s fiscal years in the five years ended December 31, 2003 and for the quarters ended March 31, 2004 and 2003 have been derived from Covanta’s audited annual or unaudited interim consolidated financial statements.

      Covanta’s selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Covanta’s audited consolidated financial statements and the related notes, each contained in Covanta’s annual report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated by reference to Exhibit 99.2 to our current report on Form 8-K/A dated May 10, 2004 and filed with the SEC on May 11, 2004.

Covanta Energy Corporation (Debtor in Possession) and Subsidiaries

				Predecessor

	Successor	Predecessor
				Fiscal Years Ended
	3-11 thru 3-31	1-1 thru 3-10
	2004	2004	3-31-03	2003	2002	2001	2000	1999

	(Unaudited)	(Unaudited)	(Unaudited)

	(Dollars in thousands, except share and per share data)
Total Revenues From Continuing Operations	$38,976	$143,232	$196,411	$790,468	$825,781	$917,646	$856,434	$899,618

Income (loss) from continuing operations before cumulative effect of change in accounting principles	981	29,563	(2,781)	(26,764)	(127,698)	(205,686)	(103,132)	(49,860)
Income (loss) from discontinued operations	—	—	1,789	78,814	(43,355)	(25,341)	(126,153)	(28,281)
Cumulative effect of change in accounting principles	—	—	(8,538)	(8,538)	(7,842)	—	—	(3,820)

Net income (loss)	981	29,563	(9,530)	43,512	(178,895)	(231,027)	(229,285)	(81,961)

Basic Earnings (Loss) Per Share:	N/A
Income (loss) from continuing operations before cumulative effect of change in accounting principles		0.59	(0.06)	(0.54)	(2.56)	(4.14)	(2.08)	(1.02)
Income (loss) from discontinued operations		—	0.04	1.58	(0.88)	(0.51)	(2.55)	(0.57)
Cumulative effect of change in accounting principles		—	(0.17)	(0.17)	(0.16)	—	—	(0.08)

Total		0.59	(0.19)	0.87	(3.60)	(4.65)	(4.63)	(1.67)

Diluted Earnings (Loss) Per Share:	N/A
Income (loss) from continuing operations before cumulative effect of change in accounting principles		0.59	(0.06)	(0.54)	(2.56)	(4.14)	(2.08)	(1.02)
Income (loss) from discontinued operations		—	0.04	1.58	(0.88)	(0.51)	(2.55)	(0.57)
Cumulative effect of change in accounting principles		—	(0.17)	(0.17)	(0.16)	—	—	(0.08)

Total		0.59	(0.19)	0.87	(3.60)	(4.65)	(4.63)	(1.67)

Total Assets	$2,215,249	$2,237,029	$2,811,704	$2,613,580	$2,840,107	$3,247,152	$3,298,828	$3,728,658

				Predecessor

	Successor	Predecessor
				Fiscal Years Ended
	3-11 thru 3-31	1-1 thru 3-10
	2004	2004	3-31-03	2003	2002	2001	2000	1999

	(Unaudited)	(Unaudited)	(Unaudited)

	(Dollars in thousands, except share and per share data)
Long-Term Debt (Less Current Portion and Liabilities Subject to Compromise)	$1,184,778	$1,185,412	$1,126,559	$935,335	$1,151,996	$1,600,983	$1,749,164	$1,884,427

Shareholders’ Equity (Deficit)	48,452	47,525	(181,011)	(128,034)	(172,313)	6,244	231,556	442,001

Shareholders’ Equity (Deficit) Per Common Share	N/A	N/A	(3.63)	(2.57)	(3.47)	0.11	4.65	8.92

Cash Dividends Declared Per Common Share	$—	$—	$—	$—	$—	$—	$—	$0.625

      Covanta became a wholly-owned subsidiary of Danielson as of March 10, 2004. References to the “Predecessor” refer to Covanta prior to March 10, 2004. References to the “Successor” refer to Covanta on and after March 11, 2004 after giving effect to the application of fresh start and business combination accounting. Separate statements of consolidated operations are presented for the Predecessor for the period January 1, 2004 to March 10, 2004 (the date of Reorganization) and for the Successor for the period from March 11, 2004 through March 31, 2004.

      Income from continuing operations from January 1 through March 10, 2004 includes a pre-tax gain on cancellation of pre-petition debt of $310.7 million and pre-tax charges of $214.9 million for fresh start adjustments and $58.3 million for reorganization expenses.

      Net loss for the first quarter of 2003 includes $8.5 million, or $0.17 per diluted share, for the cumulative effect of change in accounting principle related to asset retirement obligations.

      Net income in 2003 includes net after-tax gain on discontinued operations of $78.8 million, or $1.58 per diluted share, $83.3 million, or $1.67 per diluted share, of reorganization expenses, net charges of $16.7 million, or $0.34 per diluted share, reflecting write-down of and obligations related to assets held for use, and $8.5 million, or $0.17 per diluted share, for the cumulative effect of change in accounting principle related to asset retirement obligations.

      Net loss in 2002 includes net after-tax charges of $84.9 million, or $1.70 per diluted share, reflecting the write-down of and obligations related to assets held for use and $49.1 million, or $1.00 per diluted share, of reorganization costs, both within continuing operations, $43.4 million, or $0.88 per diluted share, for discontinued operations and a $7.8 million, or $0.16 per diluted share, for the cumulative effect of change in accounting principle related to the write-off of goodwill.

      Net loss in 2001 includes net after-tax charges of $186.5 million, or $3.75 per diluted share, reflecting the write-down of and obligations related to assets held for sale and loss from discontinued operations $25.3 million, or $0.51 per diluted share.

      Net loss in 2000 includes net after-tax charges of $56.0 million, or $1.13 per diluted share, reflecting the write-down of assets held for sale and $60.4 million, or $1.22 per diluted share, reflecting costs associated with non-energy businesses, and organizational streamlining costs composed of $45.5 million, or $0.92 per diluted share, for continuing operations and $126.2 million, or $2.55 per diluted share, for loss from discontinued operations.

      Net loss in 1999 includes net after-tax charges of $97.8 million, or $1.99 per diluted share, reflecting costs associated with then existing non-core businesses and impairment of certain assets, composed of $62.5 million, or $1.27 per diluted share, for continuing operations and $28.3 million, or $0.57 per diluted share, for loss from discontinued operations and a $3.8 million, or $0.08 per diluted share, for the cumulative effect of change in accounting principle related to the write-off of start up costs.

THE RIGHTS OFFERING

      Pursuant to the rights offering, we are issuing at no charge one warrant with respect to each share of our common stock outstanding as of the record date. The warrants cannot be traded separately from the underlying shares of common stock. Holders of warrants will be entitled to purchase 0.75 shares of our common stock for every warrant held at the exercise price of $1.53 per share. If all of the warrants are exercised in the rights offering, the total purchase price of our common stock in the rights offering will be $41,980,321.

      The warrants are exercisable beginning on the record date and will expire if they are not exercised by 5:00 p.m., New York City time, on June 9, 2004, unless extended by us from time to time in our sole discretion.

      Warrants that are not exercised by the expiration date of the rights offering will expire and will have no value.

      Holders should note that immediately available funds must be received by the expiration date for a subscription to be valid. Although personal checks will be accepted, if they have not cleared by the expiration date the subscription will not be valid. See “— Exercise of Warrants.” We reserve the right to limit the exercise of any warrants that would result in a risk of any stockholder becoming the owner of 5% or more of our common stock. See “Risk Factors — We Have The Right to Limit The Exercise of The Warrants” and “— Escrow Protection Mechanics.” Holders who exercise their warrants will not be entitled to revoke their exercise. Holders who do not exercise their warrants will relinquish any value inherent in the warrants.

The Warrants

      Warrants distributed in the rights offering will not be separately certificated and will not trade separately from the underlying shares. In order to exercise warrants, we will require stockholders who hold their shares of our common stock in certificated form to deliver to the warrant agent the common stock certificates representing at least the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Because of this, if a stockholder exercises a warrant pursuant to such escrow arrangements, the stockholder will not be able to sell or otherwise transfer any common stock delivered to the warrant agent until the warrant agent returns such common stock after the expiration date of this rights offering or pursuant to an effective revocation prior to the time that exercises become irrevocable.

      Stockholders who hold their shares of our common stock through Depository Trust Company, referred to in this prospectus supplement as “DTC”, or other nominee will be required to agree to instruct their broker, custodian or other nominee to instruct DTC to transfer the shares of common stock representing the warrants to be exercised to the warrant agent, to be held in a suspense account on behalf of the stockholder, pending the closing of the rights offering. As soon as reasonably practicable following the expiration or completion of the rights offering, the warrant agent will return to shareholders or DTC, as the case may be, the common stock held in escrow on behalf of the shareholders and will issue the common stock underlying the existing warrants to holders validly exercising their warrants.

      To determine the maximum number of shares that you may purchase, multiply the number of warrants you own by 0.75. For example, if you own 100 warrants, you may subscribe for 75 shares (100 warrants multiplied by 0.75 = 75). To avoid the inconvenience of issuing fractional shares, you will not receive fractional shares of our common stock, but instead, you will receive cash in lieu of fractional shares of our common stock as a result of your exercise of warrants pursuant to the rights offering, calculated as the product of the fraction of a share of common stock multiplied by the difference between the current market price of a share of common stock and the exercise price.

Expiration of The Rights Offering

      You may exercise your warrants at any time before 5:00 p.m., New York City time, on June 9, 2004. We may, in our sole discretion, extend the time for exercising the warrants. If you do not exercise your warrants before the expiration date, your unexercised warrants will be null and void. We will not be obligated to honor your exercise of warrants if the warrant agent, American Stock Transfer & Trust Company, receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents. We may extend the expiration date by giving oral or written notice to the warrant agent on or before the scheduled expiration date. If we elect to extend the expiration date of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

Subscription Privileges

      Your warrants entitle you to the basic subscription privilege and the oversubscription privilege.

      Basic Subscription Privilege. With your basic subscription privilege, you may purchase 0.75 shares of our common stock for every warrant you hold, by delivery of the required documents, including your stock certificates if you hold your shares in certificated form, and payment of the exercise price. There is no minimum number of shares you must purchase as a result of the exercise of your warrants, but you may not purchase fractional shares. The warrant agent will deliver to you certificates, or make the necessary book-entry transfers, representing the shares that you purchase upon the exercise of your warrants as soon as practicable after the rights offering has expired.

      Oversubscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional shares of our common stock, by delivery of the required documents, including your stock certificates if you hold your shares in certificated form, and payment of the exercise price, before the expiration of the rights offering.

      Pro Rata Allocation. If all of the warrants are not exercised under the basic subscription privilege, we will issue additional shares to warrantholders who exercise their oversubscription privilege. If there are not enough shares to satisfy all subscriptions made under the oversubscription privilege, we will allocate the remaining shares pro rata, after eliminating all fractional shares, among those oversubscribing warrantholders. “Pro rata” means in proportion to the number of shares of our common stock which you and the other warrantholders subscribed for by exercising your basic subscription privileges. If there is a pro rata allocation of the remaining shares and you receive an allocation of a greater number of shares than you subscribed for under your oversubscription privilege, then we will allocate to you only the number of shares for which you subscribed under your oversubscription privilege. We will allocate the remaining shares among all other holders exercising their oversubscription privileges.

      Return of Excess Payment. If you exercised your oversubscription privilege and are allocated less than all of the shares for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned by mail, without interest or deduction, as soon as reasonably practicable after the expiration date. The warrant agent will deliver to you certificates or make the necessary book-entry transfers, representing the shares which you purchased as soon as reasonably practicable after the expiration date and after all pro rata allocations and adjustments have been completed.

Exercise Price

      The exercise price is $1.53 per share, payable in immediately available funds. If the conditions to the completion of the rights offering are not satisfied or the rights offering is otherwise terminated, your funds will be returned to you as soon as practicable, without interest or deduction.

Exercise of Warrants

      You may exercise your warrants by delivering the following to the warrant agent at the address and in the manner described below under “— Method of Payment” and “— Delivery of Subscription Materials and Payment,” at or prior to 5:00 p.m., New York City time, on the expiration date:

•	your properly completed and executed exercise form with any required signature guarantees or other supplemental documentation; and

•	your full exercise price payment for each share subscribed for under your subscription privileges; and

•	if you hold your shares of our common stock in certificated form, certificates representing at least the number of shares of our common stock representing the warrants to be exercised; or

•	if you hold your shares of our common stock through DTC, an exercise form instructing your broker, nominee or other custodian to instruct DTC to transfer the shares of common stock representing the warrants to be exercised to a suspense account established by the warrant agent, to be held in escrow for you until after the expiration date.

Certificate of Incorporation Restrictions; Escrow Protection Mechanics

      Our ability to utilize our NOLs would be substantially reduced if we were to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code. In order to reduce the risk of an ownership change, our certificate of incorporation restricts the ability of any record or beneficial, direct or indirect, holder of 5% or more of our common stock, however acquired, including acquisition though exercise of warrants to purchase shares granted by us, to sell, transfer, pledge, encumber or dispose of any shares owned by such 5% stockholder, or to purchase, acquire, or otherwise receive additional shares of our common stock without our prior consent. Our certificate of incorporation also restricts the ability of any other holder whether direct or indirect, record or beneficial, to make an acquisition of our common stock which will result in total ownership, either direct or indirect, record or beneficial, by such stockholder of 5% or more of our common stock without our prior consent. These restrictions will apply unless and until we determine that such acquisition will not result in an unreasonable risk of an ownership change. In determining 5% ownership, the following attribution provisions apply for purposes of Section 382 of the Code:

•	Any family group consisting of an individual, spouse, children, grandchildren and parents are treated as one person. Note that an individual can be treated as a member of several different family groups. For example, your family group would include your spouse, children, father and mother, but your mother’s family group would include her spouse, all her children and her grandchildren.

•	Any common stock owned by any entity will generally be attributed proportionately to the ultimate owners of that entity. Such attribution will also occur through tiered entity structures.

•	Any persons or entities acting in concert or having a formal or informal understanding among themselves to make a coordinated purchase of common stock will be treated as one stockholder.

•	In determining stock ownership, any person or entity that holds an option to acquire either common stock or another option or right to acquire common stock should be treated as owning the underlying common stock.

•	Ownership may not be structured with an abusive principal purpose of avoiding these rules.

      We have the right, in our sole and absolute discretion, to limit the exercise of warrants, including instructing the warrant agent to refuse to honor any exercise of warrants, by 5% stockholders.

      The total number of our common shares expected to be outstanding upon completion of the rights offering, assuming all of the warrants are exercised, is 64,022,276. Five percent of 64,022,276 is 3,201,113.

      In order to avoid an “ownership change” for Federal income tax purposes, we have implemented the escrow protection mechanics as follows:

(1) by exercising warrants, each holder will represent to us that such holder will not be, after giving effect to the exercise of warrants and assuming that such holder is issued all of the shares for which the holder subscribed, an owner, either direct or indirect, record or beneficial, or by application of Section 382 attribution provisions summarized above, of more than 2,850,000 shares, constituting approximately 4.5% of our outstanding common stock;

(2) if such exercise would result in such holder owning more than 2,850,000 shares of our common stock, constituting approximately 4.5% of our outstanding common stock, such holder must notify the warrant agent at the telephone number set forth under “Delivery of Subscription Materials and Payment;”

(3) if requested, each holder will be required to provide us with additional information regarding the amount of common stock that the holder owns; and

(4) we shall have the right to instruct the warrant agent to refuse to honor such holder’s exercise to the extent such exercise might, in our sole and absolute discretion, result in such holder owning 5% or more of our common stock.

      By exercising warrants in the rights offering, you agree that the escrow protection mechanics are valid, binding and enforceable against you.

      The escrow protection mechanics are meant to be applied in conjunction with the restrictions in our certificate of incorporation and to provide us with a means to both supplement and enforce such restrictions with regard to the exercise of the warrants issued in the rights offering. We have received opinions of counsel that the provisions in our certificate of incorporation and the escrow protection mechanics are legal, valid, binding and enforceable under Delaware law. We intend to vigorously challenge any attempt to violate these restrictions and to pursue all available remedies in the event of any violation. Any purported exercise of warrants, in violation of either the restrictions in our certificate of incorporation or the escrow protection mechanics section, will be void and of no force and effect.

Conditions to The Rights Offering

      We may terminate the rights offering if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or could make the rights offering or its completion illegal or materially more burdensome to us or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occurs.

      In addition, if we determine that the exercise of the warrants would cause an unreasonable risk of a Section 382 ownership change, we may terminate the rights offering. See “United States Federal Income Tax Consequences — Section 382 and Limitations on The Use of Losses by Us”.

      If the conditions to completion of the rights offering are not satisfied or we otherwise terminate the rights offering, all warrants will expire without value and all exercise payments received by the warrant agent will be returned promptly, without interest or deduction.

Amendments and Cancellation

      We reserve the right to extend the expiration date and to amend the terms or conditions of the rights offering. If the offering is extended the warrant agent will hold your shares and exercise funds, and you will not be able to sell or transfer your shares so held during the extension period.

      We may amend the terms of the warrants without the approval of any of the warrantholders. After the record date, we may amend the terms of the warrants only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise and additions which we and the warrant agent deem necessary or desirable and which will not adversely affect the interests of the warrantholders. If we amend the terms or conditions of the rights offering, a new prospectus supplement will be distributed to all warrantholders who have previously exercised warrants and to holders of record of unexercised warrants on the date we amend the terms.

      In addition, all warrantholders who have previously exercised warrants, or who exercise warrants within four business days after the mailing of the new prospectus supplement, shall be provided with a form of consent to amended rights offering terms, on which they can confirm their exercise of warrants and their exercise under the terms of the rights offering as amended by us. A warrantholder who has previously exercised any warrants, or who exercises warrants within four business days after the mailing of the new prospectus supplement, and who does not return such consent within ten business days after the mailing of such consent by us will be deemed to have canceled his or her exercise of warrants, and the full amount of the exercise price previously paid by such warrantholder will be returned promptly by mail, without interest or deduction. Any completed exercise form received by the warrant agent five or more business days after the date of the amendment will be deemed to constitute the consent of the warrantholder who completed such exercise form to the amended terms.

      We reserve the right to cancel the rights offering at any time. Such cancellation would be effected by us by giving oral or written notice of such cancellation to the warrant agent and making a public announcement by press release. If canceled, the exercise price will be promptly returned by mail to exercising warrantholders, without interest or deduction. If the offering is canceled, the warrants will not be exercisable and will have no value.

Warrant Agent

      We have appointed American Stock Transfer & Trust Company as warrant agent for the rights offering. The warrant agent’s address, which is the address to which the exercise forms, payment of the exercise price and other subscription documents should be delivered, and telephone number is set forth under “— Delivery of Subscription Materials and Payment” below.

      We will pay the warrant agent customary fees and reimbursements for its expenses. We have also agreed to indemnify the warrant agent against any liability that it may incur in connection with the rights offering.

Information Agent

      We have appointed Innisfree M&A Incorporated as information agent for the rights offering. Any questions or requests for additional copies of this prospectus supplement or any ancillary documents may be directed to the information agent at the following address and telephone number:

501 Madison Avenue
20th Floor
New York, New York 10022
Telephone: (888) 750-5834 (toll-free)

      We will pay the information agent customary fees and reimbursements for its expenses. We have also agreed to indemnify the information agent against any liability that it may incur in connection with the rights offering.

Method of Payment

      Your payment of the exercise price must be made in U.S. dollars for the full number of shares of common stock you are subscribing for by either:

•	check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the warrant agent; or

•	wire transfer of immediately available funds directed to American Stock Transfer & Trust Company, c/o Chase Manhattan Bank, ABA No. 021-000021, Credit Account No. 323-836925.

Receipt of Payment

      Your payment will be considered received by the warrant agent only upon:

•	clearance of any uncertified check;

•	receipt by the warrant agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

•	receipt of collected funds in the warrant account designated above.

Clearance of Uncertified Checks

      If you are paying by uncertified personal check, please note that uncertified checks may take at least five business days to clear. If you wish to pay the exercise price by uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to exercise your warrants. We will not be responsible for any delays in processing uncertified checks, even if such delays result in your warrants not being exercised.

Delivery of Subscription Materials And Payment

      You should deliver your subscription documents and payment of the exercise price to the warrant agent at the following address:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: (877) 248-6417

      Your delivery to an address other than the address set forth above will not constitute valid delivery.

Calculation of Warrants Exercised

      If you do not indicate the number of warrants being exercised, or do not forward full payment of the total exercise price payment for the number of warrants that you indicate are being exercised, then you will be deemed to have exercised your subscription privileges with respect to the lesser of the maximum number of warrants that may be exercised with the aggregate exercise price payment and the maximum number of warrants that may be exercised with the number of our common stock certificates, or book-entry transfers effected, you delivered to the warrant agent. If your aggregate exercise price payment is in excess of the amount you owe for your subscription, we will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date.

Exercising A Portion of Your Warrants

      If you wish to subscribe for fewer than all the shares of our common stock represented by your warrants, you should indicate on your exercise form the number of warrants you wish to exercise.

Your Funds Will Be Held by The Warrant Agent until Shares of Common Stock Are Issued

      The warrant agent will hold your payment of the exercise price payment in a segregated account with other payments received from other warrantholders until we issue your shares to you or return your payment, without interest or deduction.

Signature Guarantee May Be Required

      Your signature on each exercise form must be guaranteed by an eligible institution subject to standards and procedures adopted by the warrant agent, unless:

•	your exercise form provides that shares are to be delivered to you as record holder of those warrants; or

•	you are an eligible institution.

      An “eligible institution” is a firm or other entity that is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a member of a national securities exchange, registered securities association or clearing agency; or

•	a savings association that is a participant in a securities transfer association for the account of an eligible institution.

Notice to Beneficial Holders

      If you are a bank, broker, trustee, depository or other nominee who holds shares of our common stock for the account of others on the record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their warrants. You should obtain instructions from the beneficial owner with respect to the warrants, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate exercise forms and submit them to the warrant agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of warrants that all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that, you, as a nominee record holder, make a proper showing to the warrant agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials.

Beneficial Owners

      If you are a beneficial owner of shares of our common stock or will receive your warrants through a bank, broker, trustee, depository or other nominee, we will ask your bank, broker, trustee, depository or other nominee to notify you of the rights offering. If you wish to exercise your warrants, you will need to have your bank, broker, trustee, depository or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your bank, broker, trustee, depository or other nominee hold them on your behalf, you should contact your bank, broker, trustee, depository or other nominee and request it to effect the transactions for you. To indicate your decision with respect to your warrants, you should complete and return to your bank, broker, trustee, depository or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your bank, broker, trustee, depository or other nominee with the other rights offering materials. If you wish to obtain a separate exercise form, you should contact the nominee as soon as possible and request that a separate exercise form be issued to you.

Instructions for Completing Your Exercise Form

      You should read and follow the instructions for your exercise form carefully.

      If you want to exercise your warrants, you should send your common stock certificates representing at least the number of warrants you want to exercise, or instruct your broker to instruct DTC to transfer the number of shares representing your exercise, your exercise form and your exercise price payment to the warrant agent. Do not send your common stock certificates, your exercise form or your exercise price payment to either the information agent or us.

      You are responsible for the method of delivery of your common stock certificates, your exercise form and your exercise price payment to the warrant agent. If you send your common stock certificates, your exercise form or your exercise price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure receipt by the warrant agent prior to the expiration date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier’s check, money order or wire transfer of funds.

Determinations Regarding The Exercise of Your Warrants

      We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your warrants and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine.

We may reject the exercise of any of your warrants because of any defect or irregularity. We will not receive or accept any exercise until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

      Neither we nor the warrant agent will be under any duty to notify you of any defect or irregularity in connection with your submission of exercise forms and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of warrants if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of warrants if our issuance of shares of our common stock to you could be deemed to violate our certificate of incorporation, be unlawful under applicable law, is materially burdensome to us or as otherwise described under “— Conditions to the Rights Offering.”

Questions about Exercising Warrants

      If you have any questions, require assistance regarding the method of exercising your warrants or have any requests for additional copies of this prospectus supplement or the “Danielson Holding Corporation Rights Offering Exercise Form,” you should contact the information agent at the address and telephone number set forth above under “— Information Agent.”

Procedures for DTC Participants

      We expect that your exercise of your subscription privilege may be made through the facilities of DTC. If your warrants are held of record through DTC, you may exercise your subscription privileges by instructing your broker or other nominee to transfer your warrants from the broker’s account to the account of the warrant agent, together with certification as to the aggregate number of warrants you are exercising and the number of shares of our common stock you are subscribing for under your subscription privileges, and your exercise price payment for each share you subscribed for pursuant to your subscription privileges.

Foreign and Other Stockholders

      Exercise forms will not be mailed to warrantholders whose addresses are outside the United States or who have an Army Post Office or Foreign Post Office address. To exercise such warrants, you must notify the warrant agent and take all other steps that are necessary to exercise your warrants on or prior to the expiration date. If the procedures set forth in the preceding sentence are not followed prior to the expiration date your warrants will expire.

Shares of Common Stock Outstanding after The Rights Offering

      If all the warrants are exercised in the rights offering, 64,022,276 shares of our common stock will be issued and outstanding, based on the number of shares outstanding on May 17, 2004. Based on the 36,584,158 shares of our common stock issued and outstanding as of May 17, 2004, our issuance of shares in the rights offering would result, on a pro forma basis as of May 17, 2004 in an approximately 75% increase in the number of outstanding shares of our common stock, not including up to 8.75 million additional shares to be sold to Laminar and up to 3.0 million additional shares to be offered to a class of Covanta’s creditors.

Other Matters

      We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from warrantholders who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions you will not be eligible to participate in the rights offering.

Determination of Terms of Rights Offering

      The exercise price and the other terms of the rights offering were approved by an independent committee of members of our board of directors. The members of the independent committee were not affiliated with Laminar; SZ Investments or Samuel Zell, Chairman of the Board of Directors of Danielson, William Pate, a director of Danielson, each of whom are also affiliated with SZ Investments; or Third Avenue or Martin Whitman or David Barse, each of whom are directors of Danielson and are officers and trustees of Third Avenue and also serve as officers of the management company that manages the investments of Third Avenue. The independent committee was also advised by financial advisors who were independent from the parties providing the bridge financing to Danielson and their affiliates.

      In order to finance the acquisition of Covanta, we determined that the sale of common stock through a rights offering was the best method to allow all of our stockholders to participate in the sale of this new equity capital. The independent committee believed that the exercise price reflected our objective of achieving the maximum net proceeds obtainable from the rights offering, while providing our security holders with an opportunity to make an additional investment in our company, thus avoiding dilution of their ownership position in us. Although our common stock has traded in excess of the exercise price, and was trading at a significant premium to the exercise price as of the date of this prospectus supplement, the exercise price was set by the independent committee at a premium to the price at which our common stock traded at the time of the announcement of the acquisition of Covanta.

      In connection with its approval and authorization of this rights offering, the independent committee also approved a note purchase agreement with each of the Bridge Lenders under which the Bridge Lenders provided severally $40.0 million of bridge financing to us, agreed to provide or arrange financing in connection with the acquisition of Covanta and its emergence from bankruptcy, and agreed to convert their notes into shares of our common stock at $1.53 per share, to the extent that the rights offering is not fully subscribed. In authorizing and approving the execution of the note purchase agreement, the independent committee and its financial advisors noted the following:

•	The terms of the financing negotiated with the Bridge Lenders were reasonable and attractive to us;

•	The financing arrangement with the Bridge Lenders represented a fully and extensively negotiated structure that was superior to what we could otherwise obtain from alternative sources and, given the risk profile of the transaction, the projected returns to the Bridge Lenders were reasonable;

•	Covanta represented an attractive and unique investment opportunity for us because Covanta has several favorable operational characteristics, the purchase price was reasonable, and Covanta’s pro forma capital structure, while leveraged, was supported by its stable cash flow profile; and

•	The Covanta transaction created the potential for meaningful share price appreciation.

      In approving the exercise price, the other terms of the rights offering and the terms of the note purchase agreement, the independent committee considered the advice of its counsel and financial advisors as well as such factors as the alternatives available to us for financing our capital, other alternatives for raising capital, the market price of our common stock, our business prospects, the general condition of the securities markets at the time the rights offering was approved and the agreement of the Bridge Lenders to purchase any unexercised rights at the same price as the participants in the rights offering at a time when the exercise price was in excess of the market price of our common stock.

      While our common stock has traded at a price in excess of the exercise price on the date of this prospectus supplement, there can be no assurance that the market price of our common stock will not decline during the exercise period to a level equal to or below the exercise price, or that, following the issuance of the warrants and of our common stock upon exercise of warrants, an exercising holder will be able to sell shares purchased in the rights offering at a price equal to or greater than the exercise price. See “Risk Factors” for a more complete discussion of risks associated with this rights offering and our businesses.

DESCRIPTION OF COMMON STOCK

      We are authorized to issue 160,000,000 shares of capital stock. The number of shares of common stock authorized is 150,000,000 with each share having a par value of $0.10.

Voting Rights

      Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.

Dividends

      Subject to the rights and preferences of any outstanding preferred stock and limitations imposed by the note purchase agreement, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

•	we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

•	we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.

Rights in Liquidation

      Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.

Preemptive Rights

      Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.

Transfer Restrictions

      Our common stock is subject to the following transfer restrictions: No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of our NOLs. This 5% limitation on ownership of stock may preserve effective control of us by our principal stockholders and preserve our board’s and management’s tenure.

      In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, as described in Article Fifth of our certificate of incorporation the following provisions apply to all 5% stockholders:

      Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of “Danielson Holding Corporation, as Escrow Agent” and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.

      Duration of Our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without creating an unreasonable risk of resulting in an ownership change under the tax law.

      Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a “first to request, first to receive” basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then provided the 5% stockholder has acquired our common stock in accordance with the procedures set forth in our certificate of corporation:

•	we will advise the requesting party in writing; and

•	we will approve any subsequent request by other 5% stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.

As discussed under “Acquisition of Covanta Energy Corporation — Laminar Letter Agreement,” our Board of Directors has authorized sales of our common stock by Laminar subject to review by our tax counsel.

      Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

•	we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOLs;

•	the NOLs are no longer available to us; or

•	our board concludes, in its business judgment, that preservation of the NOLs are no longer in our interest.

      Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.

      Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain U.S. federal income tax consequences to holders of our common stock upon the issuance of the warrants in the rights offering and upon the exercise of the warrants. The discussion is based upon the Internal Revenue Code, treasury regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations possibly with retroactive effect. The discussion does not address all of the tax consequences that may be relevant to a particular holder of our common stock or to holders subject to special treatment under federal income tax laws such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, foreign persons, or persons holding our common stock as part of a straddle or conversion transaction. This discussion is limited to U.S. persons that hold our common stock as capital assets. Except as otherwise stated herein, no ruling has been or will be sought from the IRS regarding any matter discussed herein. Our counsel has not rendered any legal opinion regarding any tax consequences relating to us or an investment in us. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Holders of our common stock and warrants on the record date should consult their tax advisors as to the federal income tax consequences of the rights offering that are relevant to their particular situations, as well as the effects of state, local and non-U.S. tax laws.

      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the United States;

•	a partnership, corporation or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

Issuance of Warrants, Basis and Holding Period

      Holders of our common stock on the record date will not recognize taxable income in connection with the receipt of the warrants pursuant to the rights offering, provided that the distribution does not have the result of causing some holders of our stock or warrants to receive an increase in their proportionate interest in our assets or our earnings and profits and other holders of our stock or warrants to receive cash or property. The distribution of the warrants in the rights offering should not have the effect of causing some holders of our stock or warrants to receive an increase in their proportionate interest in our assets or our earnings and profits and other holders of our stock or warrants to receive cash or property. Therefore, no income should be recognized by any record date holders of our common stock in connection with the issuance of the warrants pursuant to the rights offering.

      Except as provided in the following sentence, the basis of the warrants received by a holder with respect to such holder’s common stock will be zero. If either (1) the fair market value of the warrants on the record date is 15% or more of the fair market value, on the record date, of the common stock with respect to which the warrants are received, or (2) the holder elects, on the holder’s federal income tax return for the taxable year in which the warrants are received, to allocate part of the basis of the common stock with respect to which the warrants are received to the warrants, then upon exercise of the warrants, the holder’s basis in such common stock will be allocated between the common stock and the warrants in proportion to the fair market values of each on the record date. We expect the value of the warrants received to exceed 15% of the fair market value of the common stock with respect to which it is distributed. As a result, the holder’s basis in such common stock, upon exercise of the warrants, will be allocated between the common stock and the warrants in proportion to the fair market values of each on the record date.

      The holding period of the warrants received in the rights offering will include the holder’s holding period for the common stock with respect to which the warrants were issued.

Expiration of the Warrants

      Holders who receive warrants in the rights offering with respect to their common stock and who allow such warrants to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of the holder’s common stock.

Exercise of the Warrants, Basis and Holding Period of Acquired Shares

      No gain or loss is recognized by a holder upon the exercise of the warrants received in the rights offering with respect to the holder’s common stock (except with respect to cash received in lieu of fractional shares). The basis of each share of common stock acquired through exercise of the warrants will be equal to the sum of the exercise price paid and the basis, if any, of the warrants. The holding period for the common stock acquired through exercise of the warrants received in the rights offering will begin on the date of the closing of the rights offering.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS and to each holder the amount, if any, of the dividends paid on our stock and the amount of tax, if any, that we withheld on such distribution. Under current U.S. Treasury Regulations, U.S. information reporting requirements and backup withholding tax will generally apply to dividends and to gross proceeds of a sale or other taxable disposition of our stock received by a holder of our stock unless such holder furnishes a correct taxpayer identification number and provides other certification or is otherwise exempt from backup withholding.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder’s U.S. federal income tax liability if certain required information is furnished to the IRS.

Section 382 and Limitations on Use of Losses by Us

      As of December 31, 2003 we reported that we had NOLs estimated to be approximately $652 million for federal income tax purposes, which expire in various amounts, if not used before December 31, 2023. Some or all of these NOLs may be available to offset our future taxable income, if any, but the continued availability of our NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of an NOL after an “ownership change”, generally a more than 50% increase in stock ownership, measured by value, during a 3-year testing period by “5% stockholders”. In the event of an ownership change, the amount of our NOLs that could be utilized in any taxable year would be generally limited to the product of the value of our stock on the date of the ownership change, multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds.

      While the rights offering may result in a substantial increase in the ownership of our stock by 5% stockholders, we believe that it will not result in an ownership change. The rights offering has been structured to substantially comply with applicable treasury regulations and with the analysis in a previous private letter ruling that we had received from the IRS relating to the tax treatment under Section 382 of the Internal Revenue Code of certain aspects of a similar rights offering previously made by us in connection with our acquisition of ACL.

      Under this prior private letter ruling, in order to allow us to more aggressively pursue our business strategy, we previously devised a plan to issue series of warrants which we referred to as the “ABC” warrants. The warrants were designed to allow us to respond to capital needs as they arose in a timely and cost efficient fashion while allowing our existing stockholders to participate in our future corporate growth. The concept was that one warrant would be distributed with respect to each outstanding share of our common stock. These warrants are “stapled” to the stock, meaning that the warrants may not trade separately from the stock for which they were issued. Under our plan, we were able to issue up to three call notices (the “A” call, the “B” call and the “C” call). Each call has the effect of a separate rights offering. We have the right to set the terms for exercise of each call in the call notice. As a warrantholder you are free to exercise all or a portion of your warrants with respect to a particular call. Your failure to exercise any of your warrants with respect to a particular call does not affect your ability to participate in any subsequent call with respect to which you qualify to receive warrants at such time. All outstanding shares of our stock have identical rights with regard to participation in any call. This rights offering represents the “B” call, and this prospectus supplement represents the “B” call notice. We have no obligation to issue a “C” call notice and have no current intention of issuing the “C” call notice.

      In addition, our certificate of incorporation contains restrictions on the transfer and acquisition of our shares, which were designed to prevent an involuntary ownership change, although such restrictions cannot prevent an involuntary ownership change in all circumstances. The rights offering also contains certain other provisions which will be applied in conjunction with the restrictions in our certificate of incorporation to provide us with a means to enforce such restrictions with regard to the exercise of the warrants issued in the rights offering. See “The Rights Offering — Certificate of Incorporation Restrictions; Escrow Protection Mechanics” for a more complete discussion. We cannot be certain, however, that these restrictions will prevent a transaction that is outside of our control from triggering an ownership change.

PLAN OF DISTRIBUTION

      The common stock covered by this prospectus supplement will be issued upon exercise of the warrants described above.

EXPERTS

      The consolidated financial statements and schedules of Danielson Holding Corporation at December 31, 2003, and for each of the two years in the period then ended, incorporated by reference in this prospectus supplement, the accompanying prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 2001, and for the year then ended, by KPMG, LLP, independent auditors as set forth in their respective reports thereon incorporated by reference in this prospectus supplement, the accompanying prospectus and registration statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      The consolidated financial statements and the related financial statement schedules of Covanta Energy Corporation (Debtor in Possession) and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated by reference in this prospectus supplement, the accompanying prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Covanta Energy Corporation and various domestic subsidiaries having filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code, the Bankruptcy Court having entered an order confirming Covanta Energy Corporation’s plan of reorganization which became effective after the close of business on March 10, 2004, substantial doubt about Covanta Energy Corporation’s ability to continue as a going concern, and Covanta Energy Corporation’s adoption of Statement or Financial Accounting Standards, referred to in this prospectus as “SFAS”, No. 143, “Accounting for Asset Retirement Obligations”, in 2003, SFAS No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment of Disposal or Long-Lived Assets” in 2002, and SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, in 2001) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Quezon Power, Inc. at December 31, 2003 and 2002, and for each of the two years in the period then ended, incorporated by reference in this prospectus supplement, the accompanying prospectus and registration statement have been audited by Sycip Gorres Velayo & Co., independent auditors, and at December 31, 2001, and for the year then ended, by Arthur Andersen LLP, independent auditors who have ceased operations, as set forth in their respective reports thereon incorporated by reference in this prospectus supplement, the accompanying prospectus and registration statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      The consolidated financial statements of American Commercial Lines LLC at December 26, 2003 and December 27, 2002, and for the two years in the period ended December 26, 2003, incorporated by reference in this prospectus supplement, the accompanying prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 28, 2001 by PricewaterhouseCoopers LLP, independent accountants, as set forth in their respective reports thereon incorporated by reference in this prospectus supplement, the accompanying prospectus and registration statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Danielson Holding Corporation

      This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 we filed with the SEC under the Securities Exchange Act of 1934. You should rely only on the information or representations provided in this prospectus supplement and the accompanying prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

      We are subject to the information and reporting requirements of the Securities Exchange Act, under which we file annual, quarterly and special reports, proxy statements and other information with the SEC You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on our corporate website, www.danielsonholding.com. Our common stock is traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

      You may also request a copy of these filings, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 2 North Riverside Plaza, Suite 600, Chicago, Illinois, 60606 and our telephone number is (312) 466-4030.

Covanta Energy Corporation

      Covanta also files periodic reports and other information with the SEC. Such reports and other information filed by Covanta with the SEC can be read and copied at the public reference room of the SEC at the address set forth above. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at the number set forth above for further information on the public reference room. Covanta’s SEC filings are also available to the public on their corporate website at www.covantaenergy.com.

PROSPECTUS

70 Million Shares of Common Stock

Issuable Upon Exercise of Warrants

        We are offering up to 70 million shares of common stock issuable by us upon exercise of non-transferable warrants to be issued to our stockholders. We have not yet determined the terms of the warrants or the date of their issuance to our stockholders. The warrants will be represented by our common stock certificates and will not be separately tradable. The exercise price for each series of warrants and other terms will be included in a prospectus supplement. This prospectus may not be used to consummate any sales of common stock unless accompanied by a prospectus supplement.

      Our common stock is traded on the American Stock Exchange under the symbol “DHC”. On May 1, 2001, the closing price of our common stock was $4.00 per share.

     This investment involves risk. See “Risk Factors” beginning on page 1. You should read this prospectus carefully before you invest.

       IN ORDER TO AVOID AN “OWNERSHIP CHANGE” FOR FEDERAL TAX PURPOSES, OUR CERTIFICATE OF INCORPORATION PROHIBITS ANY PERSON FROM BECOMING A BENEFICIAL OWNER OF 5% OR MORE OF OUR OUTSTANDING COMMON STOCK, EXCEPT UNDER LIMITED CIRCUMSTANCES. CONSEQUENTLY, THERE ARE LIMITATIONS ON THE EXERCISE OF WARRANTS DESCRIBED IN THIS PROSPECTUS.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2001.

RISK FACTORS

      Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. Some or all of the following risks could cause us to lose business or market share which would decrease our revenue and adversely affect our results of operations. If these events were to occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related To Our Business

Although we currently rely on cash and short term investments to meet our liquidity needs, we may experience liquidity constraints in the future which could restrain our growth or reduce profitability.

      Historically, we have not experienced major liquidity constraints, but, as discussed below, revenues are affected by numerous factors and a decrease in those revenues can create cash flow issues. In such event, we may rely on dividends and tax sharing payments from our subsidiaries. These dividends and tax sharing payments may not be available because, among other things:

•	In some cases, our subsidiaries must first receive regulatory approval before paying us dividends.

•	There are business and regulatory considerations that affect our subsidiaries, including the impact of dividends on surplus which could affect a subsidiary’s insurance ratings, its competitive position, the amount of premiums that it can write and its risk-based capital requirements.

•	There may be a prolonged material decline in an insurance subsidiary’s profits or materially adverse insurance regulatory developments.

Our business plan is to continue to grow but our limited financial resources and the constraints on our ability to issue additional stock may impede our growth.

      Although we have sought to grow through entering into strategic partnerships or making acquisitions, we have limited financial resources. Our limited financial resources and constraints on our ability to issue additional stock or otherwise raise capital to finance transactions may prevent us from successfully consummating any future transactions. Due to our limited financial resources and constraints on our ability to raise capital, we have been unable to participate in larger transactions in the past, and believe that our financial constraints will continue to govern the types of transactions we are able to entertain and consummate.

Our insurance business is affected by many factors outside of our control such as weather conditions and economic activity that could reduce demand for our products or cause increases in claims.

      Our business is concentrated primarily in the Western United States. If this area experiences an economic downturn, there could be fewer car sales, less demand for automobile insurance and lower policy amounts in addition to increased workers’ compensation claims. Severe adverse weather conditions could also adversely affect our business. These factors, together with competitive pricing, could result in increases in our loss ratios and fluctuations in our underwriting results and net income.

We are subject to insurance laws and regulations which could restrict our operations and reduce our financial flexibility.

      The states in which we transact business have passed insurance laws and regulations. The agencies established pursuant to these state laws have broad administrative and supervisory powers which can impact our insurance business including:

•	the granting and revocation of licenses to transact insurance business

•	regulation of trade practices

•	establishment of guaranty associations

•	licensing of agents

•	approval of policy forms

•	premium rate filing requirements

•	reserve requirements

•	the form and content of required regulatory financial statements

•	periodic examinations of insurers’ records

•	capital and surplus requirements and the maximum concentrations of certain classes of investments

      These laws, in general, also require approval of the particular insurance regulators prior to certain actions by the insurance companies, including the payment of dividends in excess of statutory limitations and certain transactions and continuing service arrangements with affiliates. The laws of most states provide for the filing of premium rate schedules and other information with the insurance commissioner of a particular state, either directly or through rating organizations. The insurance commissioner of each state generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals could result in a decline in revenues of our insurance subsidiaries. We are also required by insurance regulators to maintain certain minimum amounts of capital.

We Face Intense Competition In The Insurance Business That Could Impair Our Ability To Grow And Achieve Profitability.

      We compete both with large national writers and with smaller regional companies in each state in which we operate. Some of these competitors are larger and have greater financial resources than us. Some of these competitors in the workers’ compensation line of business have, from time to time, decreased their prices significantly to gain market share. Our ability to grow depends on our ability to expand in the states in which we already do business and to expand into other states where our competitors operate.

If Currently Established Provisions For Unpaid Losses And Loss Adjustment Expenses (“Lae”) Prove Inadequate In Light Of Subsequent Actual Experience, It Will Be Necessary To Increase Provisions For Unpaid Losses.

      We are required to estimate liability for losses and LAE. Our insurance subsidiaries establish provisions to cover their estimated liability for losses and LAE with respect to both reported and unreported claims as of the end of each accounting period. By their nature, these provisions for unpaid losses and LAE do not represent an exact calculation of liabilities. Rather, they are estimates involving management’s projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on, among other things:

•	facts and circumstances known at the time

•	predictions of future events

•	estimates of future trends in the severity and frequency of claims

•	judicial theories of liability

•	inflation

      Our insurance subsidiaries regularly review their respective reserve techniques and reserve positions and believe that adequate provision has been made for their respective unpaid losses and LAE. We cannot ensure that currently established provisions for unpaid loses and LAE will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in provisions for unpaid losses and LAE previously established for prior periods.

We Cannot Be Certain That The Net Operating Loss Carryforwards (“Nol”) Will Continue To Be Available To Offset Our Tax Liability.

      We currently have an NOL estimated to be approximately $899 million for federal income tax purposes. The NOL will expire in various amounts beginning on December 31, 2001 through December 31, 2019, if it is not used. The Internal Revenue Service (“IRS”) has not audited any of our tax returns for the years in which the losses giving rise to the NOL were reported nor has it otherwise challenged our use of the NOL carryforwards. If we were to undergo an “ownership change” as such term is used in Section 382 of the Internal Revenue Code, the use of our NOL would be severely limited. We will be treated as having had an “ownership change” if there is a more than 50% increase in stock ownership during a 3-year “testing period” by “5% stockholders”. For this purpose, stock ownership is measured by value, and does not include so-called “straight preferred” stock.

      Our Certificate of Incorporation contains stock transfer restrictions which were designed to help us preserve the NOL by avoiding an ownership change. The transfer restrictions were implemented in 1990, and we expect that they will remain in-force as long as the NOL is available to us. We cannot be certain, however, that these restrictions will prevent an ownership change.

Risks Related To This Offering

If The Exercise Of Your Warrants Would Result In The Risk Of Your Becoming A 5% Stockholder, We Have The Right To Limit The Exercise Of These Warrants.

      Our common stock is subject to transfer restrictions which forbid any stockholder from becoming a 5% stockholder. If the exercise of your warrants would result in a risk of your becoming a 5% stockholder, your exercise may be automatically reduced so that your common stock ownership would be less than 5%. We may also limit the exercise of warrants by holders who possess 5% or more of our outstanding common stock.

If A Stockholder Exercises A Warrant, They Will Not Be Able To Sell Or Transfer Their Common Stock Until It Is Returned To Them After The Expiration Date.

      In order to exercise warrants, stockholders will be required to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the Warrant Agent will return the common stock held in escrow to the stockholders.

Provisions In Our Certificate Of Incorporation That Limit Ownership And Transferability Of Our Stock May Entrench Current Management And The Current Stockholders.

      We are required to issue, in our name, as escrow agent, certificates representing shares of common stock that are beneficially owned by holders of 5% or more of our stock. In addition, when we receive the written request from a 5% stockholder to transfer their shares, we may refuse such request upon the advice of our tax counsel that such transfer would create an unreasonable risk of an “ownership change”. In no circumstances may anyone acquire 5% or more of our stock without our consent.

The Market For Our Shares Has Been Historically Illiquid Which May Affect Your Ability To Sell Your Shares.

      The volume of trading in our stock has historically been low. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his shares.

DANIELSON HOLDING CORPORATION

      We are a holding company incorporated in Delaware. We offer a variety of insurance products through our subsidiaries. Our largest subsidiary is National American Insurance Company of California (“NAICC”). NAICC and its subsidiaries write workers’ compensation, non-standard private passenger and commercial automobile insurance in the Western United States, primarily California. We believe that through NAICC we can achieve underwriting success through refinement of various risk profiles. This helps us divide the non-standard market into more defined segments, which enables us to price our products more precisely.

      We are seeking to build stockholder value while maintaining a strong capital structure. We are also seeking to grow by developing business partnerships and making strategic acquisitions, including acquisitions that will both complement our existing operations and enable us to earn an attractive return on our investment.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission’s web site at http://www.sec.gov.

      The common shares are traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

      The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offerings described in this prospectus:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (SEC file number 001-06732 and filing date of March 30, 2001);

      You may request a copy of these filings, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 767 Third Avenue, New York, New York, 10017 (212) 888-0347.

      This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus. We have no intention to update any forward-looking statements except and to the extent required by law.

USE OF PROCEEDS

      The net proceeds to be received from the exercise of the warrants will be used to fund acquisitions and for general corporate purposes, including working capital.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the American Stock Exchange under the symbol “DHC.” The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported on the American Stock Exchange.

	High		Low		Close

1997:
First Quarter	$14		$4	7/8	$6	7/8
Second Quarter	8	1/2	6	3/8	7	7/8
Third Quarter	9		8		9
Fourth Quarter	9	5/8	6	3/4	7	1/4
1998:
First Quarter	8	1/8	7	3/16	7	1/2
Second Quarter	8		7		7	3/8
Third Quarter	7	1/2	3	5/8	4	3/8
Fourth Quarter	4	3/8	3		3	9/16
1999:
First Quarter	4	5/8	2	7/8	2	7/8
Second Quarter	5	3/4	2	7/8	5	3/8
Third Quarter	7	1/2	5	1/4	5	5/8
Fourth Quarter	6	1/8	4	5/8	5	3/4
2000:
First Quarter	7	3/8	4	3/4	6	3/8
Second Quarter	6	1/4	4	1/4	4	7/8
Third Quarter	5		3	7/8	4	1/8
Fourth Quarter	4	9/16	3	9/16	4	9/16
2001:
First Quarter	5		3	7/8	4	3/5

      On May 1, 2001, the reported last sales price of the common stock was $4.00 per share.

DESCRIPTION OF COMMON STOCK

      We are authorized to issue 110,000,000 shares of capital stock. The number of shares of common stock authorized is 100,000,000 with each share having a par value of $.10.

Voting Rights

      Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.

Dividends

      Subject to the rights and preferences of any outstanding preferred stock, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

•	we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

•	we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.

Rights In Liquidation

      Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.

Preemptive Rights

      Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.

Transfer Restrictions

      Our common stock is subject to the following transfer restrictions:

      No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of the NOL. This 5% limitation on ownership of stock may preserve effective control of the Company by our principal stockholders and preserve our board’s and management’s tenure.

      In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, the following provisions apply to all 5% stockholders:

      Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of “Danielson Holding Corporation, as Escrow Agent” and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.

      Duration of our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without resulting in an ownership change under the tax law.

      Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a “first to request, first to receive” basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then:

•	we will advise the requesting party in writing; and

•	we will approve any subsequent request by other 5% stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.

      Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

•	we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOL;

•	the NOL is no longer available to us; or

•	our board concludes, in its business judgment, that preservation of the NOL is no longer in our interest.

      Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.

      Release of the Company. Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.

DESCRIPTION OF WARRANTS

General

      We will issue warrants to all of our stockholders, and the warrants issued will not be separately transferable from the common stock. The warrants will have such terms, including exercise price and exercise period and number of shares issuable upon exercise of warrants, as we determine immediately prior to our issuance of a press release announcing the terms of the warrants. Once warrants are issued, we will issue them in several series, which will attach to all shares of common stock then outstanding or subsequently issued.

Exercise Price And Terms

      Until we give notice that warrants of a particular series may be exercised (the “Trigger Date”), no warrant of that series will be exercisable. We will file a prospectus supplement which will provide the exercise price and the expiration date of the warrant and the number of shares of our common stock issuable upon exercise of each warrant. The expiration date will be no less than 14 business days after a Trigger Date.

      We will make a determination as to the exercise price for each series of warrants immediately prior to the Trigger Date for that series. At this time, we anticipate that the exercise price will be at some discount from the then current market price for the securities. In making the determination of the size of this discount, we will consider the stock’s trading price immediately before the trigger date, the stock’s recent and past historical price, and the level of discount necessary to create the desired level of participation. In addition, we will consider the purposes to which the proceeds of the offering are anticipated to go. In fact, we reserve the right to set any appropriate exercise price given our needs and the purposes of the offering. Both those needs and the purposes will be discussed further in the prospectus supplement that will be filed with the exercise price and the expiration date of the warrant. Also, it should be noted that the exercise price for each series of warrants will be separately determined and may include different initial prices and discount levels.

      The warrants will not be separately certificated and will be represented by the certificates for our common stock. In order to exercise warrants, we will require stockholders to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the warrant agent will return the common stock held in escrow to the stockholders. Because of this, if a stockholder exercises a warrant, the stockholder will not be able to sell or transfer their common stock until the warrant agent returns their common stock after the expiration date. We will not issue any new common stock between the Trigger Date and the expiration date of any series of warrants.

Adjustment Of Shares Issuable Upon Exercise Of Warrants

      We are not required to issue fractional shares of common stock upon exercise of the warrants. Instead of issuing fractional shares, we will pay a cash amount equal to the product of (A) the fraction of a share of common stock multiplied by (B) the difference between the current market price of a share of common stock and the exercise price.

Modification Of The Warrant

      We may amend the terms of a series of warrants prior to the Trigger Date for those series of warrants, without the approval of any of the warrant holders. With respect to a series of warrants where the Trigger Date has occurred, we may amend the terms of those warrants only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise, additions which we and the warrant agent deem necessary or desirable and which will not adversely affect the interests of the warrant holders.

Transfer Restrictions

      The warrant agent will hold the exercise price for all warrants that have been exercised in a separate escrow account. We will inform the warrant agent and will issue a press release indicating the number of warrants exercised and the number of shares of common stock outstanding after giving effect to the exercises. We will also request that stockholders provide us with information to allow us to determine if, as a result of the exercise of warrants, there would be a risk that any stockholder would become a 5% stockholder in our Company. If any person would be at risk of becoming a 5% stockholder as a result of his exercise of warrants, we may in our sole discretion reduce the number of warrants exercised by that person so that the stockholder does not become a 5% stockholder. In addition, we may limit the exercise of warrants by 5% stockholders and we will give reasonable notice to those holders of such limitations.

      We will notify the warrant agent of the number of shares of common stock to be issued upon exercise of the warrants. Then, the warrant agent will deliver to us the exercise price for the exercised warrants and we will issue and deliver without delay certificates for the number of full shares issuable upon the exercise of the warrants, together with any cash for fractional shares.

      If our board of directors determines that the exercise of the warrants would cause an unreasonable risk of an ownership change or an unintentional result on the ownership change percentage, the board may terminate the warrants and refund the entire exercise price.

PLAN OF DISTRIBUTION

      The common stock covered by this prospectus will be issued upon exercise of the warrants described above.

LEGAL MATTERS

      Certain legal matters in connection with the sale of the shares of common stock upon exercise of the warrants will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

      KPMG LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on KPMG LLP’s reports, given on their authority as experts in accounting and auditing.